File No.  333-33517
                                                         CIK #1025215


                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004


                             Amendment No. 1
                                   to
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


A.   Exact Name of Trust:         Van Kampen American Capital Equity
                                  Opportunity Trust, Series 69

B.   Name of Depositor:  Van Kampen American Capital Distributors, Inc.

C.   Complete address of Depositor's principal executive offices:

                                  One Parkview Plaza
                                  Oakbrook Terrace, Illinois  60181

D.   Name and complete address of agents for service:

     Chapman and Cutler           Van Kampen American Capital
                                   Distributors, Inc.
     Attention:  Mark J. Kneedy   Attention:  Don G. Powell, Chairman
     111 West Monroe Street       One Parkview Plaza
     Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181


E. Title and amount of securities being registered: An indefinite number of Units of proportionate interest pursuant to Rule 24f-2 under the Investment Company Act of 1940

F.   Proposed maximum offering price to the public of the securities
     being registered:            Indefinite

G.   Amount of registration fee:  Not Applicable

H.   Approximate date of proposed sale to the public:


         As Soon As Practicable After the Effective Date of the
                         Registration Statement

/ X / Check box if it is proposed that this filing will become effective on August 26, 1997 at 2:00 p.m. pursuant to Rule 487.



          Van Kampen American Capital Equity Opportunity Trust
                                Series 69

                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933
               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus

                I.  Organization and General Information

 1. (a)  Name of trust                    ) Prospectus Front Cover Page

    (b)  Title of securities issued       ) Prospectus Front Cover Page

 2. Name and address of Depositor         ) Summary of Essential Financial
                                          ) Information
                                          ) Trust Administration

 3. Name and address of Trustee           ) Summary of Essential Financial
                                          ) Information
                                          ) Trust Administration

 4. Name and address of principal         ) *
      underwriter

 5. Organization of trust                 ) The Trusts

 6. Execution and termination of          ) The Trusts
      Trust Indenture and Agreement       ) Trust Administration

 7. Changes of Name                       ) *

 8. Fiscal year                           ) *

 9. Material Litigation                   ) *

                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding         ) The Trusts
      trust's securities and              ) Federal Taxation
      rights of security holders          ) Public Offering
                                          ) Rights of Unitholders
                                          ) Trust Administration

11. Type of securities comprising         ) Prospectus Front Cover Page
      units                               ) The Trusts
                                          ) Trust Portfolios

12. Certain information regarding         ) *
      periodic payment certificates       )

13. (a)  Loan, fees, charges and expenses ) Prospectus Front Cover Page
                                          ) Summary of Essential Financial
                                          ) Information
                                          ) Trust Portfolios
                                          )
                                          ) Trust Operating Expenses
                                          ) Public Offering
                                          ) Rights of Unitholders

    (b)  Certain information regarding    )
           periodic payment plan          ) *
           certificates                   )

    (c)  Certain percentages              ) Prospectus Front Cover Page
                                          ) Summary of Essential Financial
                                          ) Information
                                          )
                                          ) Public Offering
                                          ) Rights of Unitholders

    (d)  Certain other fees, expenses or  ) Trust Operating Expenses
           charges payable by holders     ) Rights of Unitholders

    (e)  Certain profits to be received   ) Public Offering
           by depositor, principal        ) *
           underwriter, trustee or any    ) Trust Portfolios
           affiliated persons             )

    (f)  Ratio of annual charges          ) *
           to income                      )

14. Issuance of trust's securities        ) Rights of Unitholders

15. Receipt and handling of payments      ) *
      from purchasers                     )

16. Acquisition and disposition of        ) The Trusts
      underlying securities               ) Rights of Unitholders
                                          ) Trust Administration

17. Withdrawal or redemption              ) Rights of Unitholders
                                          ) Trust Administration
18. (a)  Receipt and disposition          ) Prospectus Front Cover Page
           of income                      ) Rights of Unitholders

    (b)  Reinvestment of distributions    ) *

    (c)  Reserves or special funds        ) Trust Operating Expenses
                                          ) Rights of Unitholders
    (d)  Schedule of distributions        ) *

19. Records, accounts and reports         ) Rights of Unitholders
                                          ) Trust Administration

20. Certain miscellaneous provisions      ) Trust Administration
      of Trust Agreement                  )

21. Loans to security holders             ) *

22. Limitations on liability              ) Trust Portfolios
                                          ) Trust Administration
23. Bonding arrangements                  ) *

24. Other material provisions of          ) *
      Trust Indenture Agreement           )

              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor             ) Trust Administration

26. Fees received by Depositor            ) *

27. Business of Depositor                 ) Trust Administration

28. Certain information as to             ) *
      officials and affiliated            )
      persons of Depositor                )

29. Companies owning securities           ) *
      of Depositor                        )

30. Controlling persons of Depositor      ) *

31. Compensation of Officers of           ) *
      Depositor                           )

32. Compensation of Directors             ) *

33. Compensation to Employees             ) *

34. Compensation to other persons         ) *

             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities    ) Public Offering
      by states                           )

36. Suspension of sales of trust's        ) *
      securities                          )

37. Revocation of authority to            ) *
      distribute                          )

38. (a)  Method of distribution           )
                                          )
    (b)  Underwriting agreements          ) Public Offering
                                          )
    (c)  Selling agreements               )

39. (a)  Organization of principal        ) *
           underwriter                    )

    (b)  N.A.S.D. membership by           ) *
           principal underwriter          )

40. Certain fees received by              ) *
      principal underwriter               )

41. (a)  Business of principal            ) Trust Administration
           underwriter                    )

    (b)  Branch offices or principal      ) *
           underwriter                    )

    (c)  Salesmen or principal            ) *
           underwriter                    )

42. Ownership of securities of            ) *
      the trust                           )

43. Certain brokerage commissions         ) *
      received by principal underwriter   )

44. (a)  Method of valuation              ) Prospectus Front Cover Page
                                          ) Summary of Essential Financial
                                          ) Information
                                          ) Trust Operating Expenses
                                          ) Public Offering

    (b)  Schedule as to offering          ) *
           price                          )

    (c)  Variation in offering price      ) *
           to certain persons             )

46. (a)  Redemption valuation             ) Rights of Unitholders
                                          ) Trust Administration
    (b)  Schedule as to redemption        ) *
           price                          )

47. Purchase and sale of interests        ) Public Offering
      in underlying securities            ) Trust Administration

           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of        ) Trust Administration
      Trustee                             )

49. Fees and expenses of Trustee          ) Summary of Essential Financial
                                          ) Information
                                          ) Trust Operating Expenses

50. Trustee's lien                        ) Trust Operating Expenses

     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's       ) Cover Page
      securities                          ) Trust Operating Expenses

52. (a)  Provisions of trust agreement    )
           with respect to replacement    ) Trust Administration
           or elimination portfolio       )
           securities                     )

    (b)  Transactions involving           )
           elimination of underlying      ) *
           securities                     )

    (c)  Policy regarding substitution    )
           or elimination of underlying   ) Trust Administration
           securities                     )

    (d)  Fundamental policy not           ) *
           otherwise covered              )

53. Tax Status of trust                   ) Federal Taxation

               VII.  Financial and Statistical Information

54. Trust's securities during             ) *
      last ten years                      )

55.                                       )
56. Certain information regarding         ) *
57.   periodic payment certificates       )
58.                                       )

59. Financial statements (Instructions    ) Report of Independent Certified
      1(c) to Form S-6)                   ) Public Accountants
                                          ) Statements of Condition

______________________________________________
* Inapplicable, omitted, answer negative or not required



August 26, 1997


VAN KAMPEN AMERICAN CAPITAL


Strategic Picks Opportunity Trust, August 1997 Series
Strategic Picks Opportunity Trust-Combined Series, August 1997



The Fund. Van Kampen American Capital Equity Opportunity Trust, Series 69 (the "Fund" ) is comprised of two underlying, separate unit investment trusts designated as the Strategic Picks Opportunity Trust, August 1997 Series (the "Strategic Picks Trust" ) and the Strategic Picks Opportunity Trust-Combined Series, August 1997 (the "Strategic Picks Combined
Trust" ) (collectively, the "Trusts" ). The Trusts offer investors the opportunity to purchase Units representing proportionate interests in a fixed, diversified portfolio of actively traded equity securities. The Strategic Picks Trust consists of ten common stocks selected from a pre-screened subset of the Morgan Stanley Capital International USA Index (the "Strategic Picks Subset" ) with the highest dividend yields as of the close of business three business days prior to the Initial Date of Deposit. The Morgan Stanley Capital International USA Index (the "MSCI USA
Index" ) is the property of Morgan Stanley & Co. Morgan Stanley has granted a license for use by the Trusts of the MSCI USA Index and related trademarks and tradenames. The Strategic Picks Combined Trust consists of twenty common stocks comprised of the ten stocks in the Strategic Picks Trust and the ten highest dividend yielding stocks in the Dow Jones Industrial Average (the " DJIA" ) as of the close of business three business days prior to the Initial Date of Deposit. The DJIA is the property of Dow Jones & Company, Inc. Dow Jones & Company, Inc. has not granted to the Strategic Picks Combined Trust or the Sponsor a license to use the DJIA. Dow Jones & Company, Inc. has not participated in any way in the creation of such Trust or in the selection of the stocks included in such Trust and has not approved any information herein relating thereto. Units are not designed so that their prices will parallel or correlate with any movements in the DJIA, and it is expected that their prices will not parallel or correlate with such movements. The common stocks included in the Trusts are referred to herein as the "Equity Securities" or "Securities" . Unless terminated earlier, the Trusts will terminate on the Mandatory Termination Date and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon liquidation, Unitholders may choose to reinvest their proceeds into the next Series of the Trusts, if available, at a reduced sales charge, to receive a cash distribution or to receive a pro rata distribution of the Securities then included in the Trusts (if they own the requisite number of Units).

An investment in Units will be automatically redeemed on the first Special Redemption Date (approximately thirteen months from the Initial Date of Deposit) unless the Unitholder elects in writing to hold Units through Trust termination.


Attention Foreign Investors. If you are not a United States citizen or resident, distributions from a Trust will generally be subject to U.S. federal withholding taxes; however, under certain circumstances treaties between the United States and other countries may reduce or eliminate such withholding tax. See "Federal Taxation." Such investors should consult their tax advisers regarding the imposition of U.S. withholding on distributions.

Units of the Trusts are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by, any depository institution or any government agency and are subject to investment risk, including possible loss of the principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Objectives of the Trusts. The objective of the Strategic Picks Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of ten actively traded equity securities having the highest dividend yield in the Strategic Picks Subset as of the close of business three business days prior to the Initial Date of Deposit. The objective of the Strategic Picks Combined Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of twenty actively traded equity securities comprised of the ten stocks in the Strategic Picks Trust and the ten common stocks having the highest dividend yield in the DJIA as of the close of business three business days prior to the Initial Date of Deposit. There is, of course, no guarantee that the objectives of the Trusts will be achieved.

Public Offering Price. The Public Offering Price of the Units of each Trust during the initial offering period and for secondary market transactions after the initial offering period includes the aggregate underlying value of the Securities in such Trust's portfolio, the initial sales charge described below, and cash, if any, in the Income and Capital Accounts held or owned by such Trust. The initial sales charge is computed as described under "
Public Offering--General" . Unitholders will also be subject to a deferred sales charge as described under "Public Offering--General" . During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 5,000 Units of a Trust. If Units were available for purchase at the close of business on the day before the Initial Date of Deposit, the Public Offering Price per Unit would have been that amount set forth under "Summary of Essential Financial Information" . Except as provided in "Public Offering--Unit Distribution" , the minimum purchase is 100 Units. See "Public Offering" .

Additional Deposits. The Sponsor may, from time to time after the Initial Date of Deposit, deposit additional Securities in the Trusts as provided under " The Trusts" .


Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by a Trust will be reinvested into additional Units, if then available, on the Distribution Date to Unitholders of record on the record date as set forth in the "Summary of Essential Financial Information" . Unitholders may also elect to receive cash distributions as provided under "Rights of Unitholders--Reinvestment Option." The estimated initial distribution for the Trusts will be that amount set forth under "Summary of Essential Information--Estimated Initial Distribution" and will be made on February 25, 1998 to Unitholders of record on February 10, 1998. Gross dividends received by the Trusts will be distributed to Unitholders. Expenses of the Trusts will be paid with proceeds from the sale of Securities. For the consequences of such sales, see "Federal Taxation" . Additionally, upon surrender of Units for redemption or termination of a Trust, the Trustee will distribute to each Unitholder his pro rata share of such Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital" .

Secondary Market For Units. Although not obligated to do so, the Sponsor currently intends to maintain a market for Units through July 22, 1998 and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities (generally determined by the closing sale or bid prices of the Securities) plus or minus cash, if any, in the Capital and Income Accounts of a Trust. If a secondary market is not maintained, a Unitholder may redeem Units at prices based upon the aggregate underlying value of the Equity Securities plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of a Trust. See "Rights of Unitholders--Redemption of Units" . Units sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption. A Unitholder tendering 1,000 or more Units for redemption may request a distribution of shares of Securities (reduced by customary transfer and registration charges) in lieu of payment in cash. See "Rights of Unitholders--Redemption of Units" .

Termination. An investment in Units of a Trust will terminate approximately thirteen months from the Initial Date of Deposit unless a Unitholder elects in writing to remain invested in the Trust through the Mandatory Termination Date. Approximately thirteen months after the Initial Date of Deposit, Unitholders will be given the option to (i) have their Units redeemed and reinvest the proceeds into a subsequent Series of the Trust, (ii) receive an in-kind distribution of Securities in such Trust (if applicable) or (iii) continue to hold the Units through the termination of the Trust approximately two years following the Initial Date of Deposit. If a Unitholder makes no election at the first Special Redemption Date, the Unitholder's Units will be redeemed on such date and the Unitholder will receive cash representing their pro rata portion of the Trust's assets. At least 30 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and will include with such notice a form to enable Unitholders to elect a distribution of shares of the Securities (reduced by customary transfer and registration charges) if such Unitholder owns at least 1,000 Units, rather than to receive payment in cash for such Unitholder's pro rata share of the amounts realized upon the disposition of such Securities. Unitholders will receive cash in lieu of any fractional shares. To be effective, the election form, and any other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. Unitholders may elect to become Rollover Unitholders as described in "Special Redemption and Rollover in New
Trusts" below. Rollover Unitholders will not receive the final liquidation distribution but will receive units of a new Series of the Trusts, if one is being offered. Unitholders not electing the Rollover Option or a distribution of shares of Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. See "Trust Administration--Amendment or Termination" .

Reinvestment Option. Unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of any other Van Kampen American Capital trust in the initial offering period accepting rollover investments subject to a reduced sales charge to the extent stated in the related prospectus (which may be deferred in certain cases).


Unitholders will initially have distributions reinvested into additional Units of the Trusts subject only to the remaining deferred sales charge payments as set forth herein, if Units are available at the time of reinvestment, or upon request, either reinvested into an open-end management investment company as described herein or distributed in cash. See "Rights of Unitholders--Reinvestment Option" .


Special Redemption and Rollover in New Trusts. The Sponsor currently anticipates that a new series of the Fund will be created each month. Unitholders will have the option of specifying by either Rollover Notification Date stated in the "Summary of Essential Financial Information" to have all of their Units redeemed and the distributed Securities sold by the Trustee, in its capacity as Distribution Agent, on the related Special Redemption Date. (Unitholders so electing are referred to herein as "
Rollover Unitholders" .) The Distribution Agent will appoint the Sponsor as its agent to determine the manner, timing and execution of sales of underlying Securities. The proceeds of the redemption will then be invested in units of a new Series of the Trusts (the "New Trust" ), if one is offered, at a reduced sales charge. The Sponsor may, however, stop offering units of the New Trust at any time in its sole discretion without regard to whether all the proceeds to be invested have been invested. Cash which has not been invested on behalf of the Rollover Unitholders in the New Trust will be distributed shortly after the related Special Redemption Date. However, the Sponsor anticipates that sufficient Units will be available, although moneys in these Trusts may not be fully invested on the next business day. The New Trust is expected to contain two portfolios of common stocks selected in accordance with the investment strategies of the current Trusts. Rollover Unitholders will receive the amount of dividends in the Income Account of the Trusts which will be included in the reinvestment in units of the New Trust.


Risk Factors. An investment in the Trusts should be made with an understanding of the risks associated therewith, including the possible deterioration of the financial condition of the issuers, the general condition of the stock market and stock price volatility. For certain risk considerations related to the Trusts, see "Risk Factors" .


VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 69
Summary of Essential Financial Information
At the close of business on the day before the Initial Date of Deposit: August 25, 1997

   Sponsor:  Van Kampen American Capital Distributors, Inc.
Supervisor:  Van Kampen American Capital Investment Advisory Corp.
             (An affiliate of the Sponsor)
 Evaluator:  American Portfolio Evaluation Services
             (A division of an affiliate of the Sponsor)
   Trustee:  The Bank of New York

                                                                                            Strategic
                                                                               Strategic    Picks
                                                                               Picks        Combined
GENERAL INFORMATION                                                            Trust        Trust
                                                                               ------------ ------------
Number of Units <F1>...........................................................      15,000       15,000
Fractional Undivided Interest in the Trust per Unit <F1>.......................    1/15,000     1/15,000
Public Offering Price:
 Aggregate Value of Securities in Portfolio <F2>...............................$    147,129 $    147,347
 Aggregate Value of Securities per Unit........................................$       9.81 $       9.82
 Sales Charge <F3>.............................................................$       .275 $       .275
 Less Deferred Sales Charge per Unit...........................................$       .175 $       .175
 Public Offering Price per Unit <F3><F4>.......................................$       9.91 $       9.92
Redemption Price per Unit <F5>.................................................$       9.63 $       9.65
Initial Secondary Market Repurchase Price per Unit <F5>........................$       9.63 $       9.65
Excess of Public Offering Price per Unit over Redemption Price per Unit <F5>...$        .28 $        .27
Estimated Initial Distribution per Unit........................................$        .11 $        .11
Estimated Annual Dividends per Unit<F6>........................................$     .27395 $     .27179
Estimated Annual Organizational Expenses per Unit <F7>.........................$     .01914 $     .04763

Supervisor's Annual Supervisory Fee ............Maximum of $.0025 per Unit
Evaluator's Annual Evaluation Fee...............Maximum of $.0025 per Unit
Rollover Notification Dates ....................August 22, 1998 and July 24, 1999
Special Redemption Dates........................September 22, 1998 and August 24, 1999
Mandatory Termination Date .....................August 24, 1999
                                                Each Trust may be terminated if the net asset value of such Trust is less than
                                                $500,000 unless the net asset value of such Trust's deposits have exceeded
                                                $15,000,000, then the Trust Agreement may be terminated if the net asset value of
Minimum Termination Value.......................such Trust is less than $3,000,000.
Trustee's Annual Fee ...........................$.008 per Unit
Income and Capital Account Record Dates.........February 10 and October 10
Income and Capital Account Distribution Dates...February 25 and October 25
Evaluation Time.................................4:00 P.M. New York time


----------

<F1>As of the close of business on any day on which the Sponsor is the sole
Unitholder of a Trust, the number of Units may be adjusted so that the Public Offering Price per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease from the amount indicated above.

<F2>Each Security listed on a national securities exchange is valued at the closing sale price or if the Security is not so listed, at the asked price thereof.


<F3>The Sales Charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is applicable to all Units and represents an amount equal to the difference between the first year sales charge (2.75% of the Public Offering Price) and the amount of the deferred sales charge imposed prior to the first Special Redemption Date ($0.175 per Unit). Unitholders will also be subject to a deferred sales charge during the first year of the Trusts equal to $0.175 per Unit. Unitholders who elect to hold Units after the first Special Redemption Date will be charged an additional $0.15 per Unit deferred sales charge after such date. This additional deferred sales charge will not be imposed on Unitholders who do not elect to hold Units after such date. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in a Trust. Units purchased subsequent to the initial deferred sales charge payment will be subject only to that portion of the deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. See the "Fee Table" below and "Public Offering--General" .


<F4>On the Initial Date of Deposit there will be no cash in the Income or Capital
Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.


<F5>The Redemption Price per Unit and the Initial Secondary Market Repurchase
Price per Unit are reduced by the unpaid portion of the deferred sales charge imposed prior to the first Special Redemption Date.


<F6>Estimated annual dividends are based on the most recently declared dividends.
Estimated Annual Dividends per Unit are based on the number of Units, the fractional undivided interest in the Securities per Unit and the aggregate value of the Securities per Unit as of the Initial Date of Deposit. Investors should note that the actual annual dividends received per Unit will vary from the estimated amount due to changes in the factors described in the preceding sentence and actual dividends declared and paid by the issuers of the Securities.


<F7>Each Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over one year and paid from funds in the Capital Account, if sufficient, or from the sale of Securities. See "Trust Operating Expenses" and "Statements of
Condition" . Historically, the sponsors of unit investment trusts have paid all of the costs of establishing such trusts. Estimated Annual Organizational Expenses per Unit have been estimated based on a projected trust size of $20,000,000 and $7,000,000 for the Strategic Picks and Strategic Picks Combined Trusts, respectively. To the extent a Trust is larger or smaller, the actual organizational expenses paid by such Trust (and therefore by Unitholders) will vary from the estimated amount set forth above.


FEE TABLE


This Fee Table is intended to assist investors in understanding the costs and expenses that an investor will bear directly or indirectly. See "Public Offering--General" and "Trust Operating Expenses" . Although each Trust has a fixed term, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees. The fee tables below assume that the principal amount of and distributions on an investment are redeemed at the first Special Redemption Date. The examples below assume that the principal amount of and distributions on an investment are rolled over each year into a new Series of the Trusts subject only to the anticipated reduced sales charge applicable to Rollover Unitholders. See "Right of Unitholders--Special Redemption and Rollover in New Trusts." Investors should note that while these examples are based on the public offering price and the estimated fees for the current Trusts, the actual public offering price and fees for any new Series of the Trusts created in the future periods indicated could vary from those of the current Trusts.

Strategic Picks Trust

                                                                                                                     Amount Per
Unitholder Transaction Expenses (as of the Initial Date of Deposit) (as a percentage  of offering price)             100 Units
                                                                                                                    ---------------
 Initial Sales Charge Imposed on Purchase <F1>........................................................... 1.00%     $        10.00
 Deferred Sales Charge <F2> <F3>......................................................................... 1.75%               17.50
                                                                                                          --------- ---------------
 Sales Charge <F3>....................................................................................... 2.75%     $         27.50
                                                                                                          ========= ===============
 Maximum Sales Charge Imposed on Reinvested Dividends  <F3> <F4>......................................... 1.75%     $         17.50
                                                                                                          ========= ===============
Estimated Annual Trust Operating Expenses (as of the Initial Date of Deposit) (as a percentage of aggregate value)
 Trustee's Fee .......................................................................................... 0.082%    $          0.80
 Portfolio Supervision and Evaluation Fees .............................................................. 0.051%               0.50
 Organizational Costs.................................................................................... 0.195%               1.91
 Other Operating Expenses ............................................................................... 0.036%               0.35
                                                                                                          --------- ---------------
 Total .................................................................................................. 0.364%    $          3.56
                                                                                                          ========= ===============

Example

                                                                                    Cumulative Expenses Paid for Period of:
                                                                                    ---------------------------------------
                                                                                     1 Year   3 Years   5 Years   10 Years
                                                                                     ------   -------   -------   --------
An investor would pay the following expenses on a $1,000 investment, assuming a
5% annual return and redemption at the end of each time period                       $   31   $    75     N/A       N/A

Strategic Picks Combined Trust

                                                                                                                     Amount Per
Unitholder Transaction Expenses (as of the Initial Date of Deposit) (as a percentage  of offering price)             100 Units
                                                                                                                    ---------------
 Initial Sales Charge Imposed on Purchase <F1>........................................................... 1.00%     $        10.00
 Deferred Sales Charge <F2> <F3>......................................................................... 1.75%               17.50
                                                                                                          --------- ---------------
 Sales Charge <F3>....................................................................................... 2.75%     $         27.50
                                                                                                          ========= ===============
 Maximum Sales Charge Imposed on Reinvested Dividends <F3> <F4>.......................................... 1.75%     $         17.50
                                                                                                          ========= ===============
Estimated Annual Trust Operating Expenses (as of the Initial Date of Deposit) (as a percentage of aggregate value)
 Trustee's Fee .......................................................................................... 0.081%    $          0.80
 Portfolio Supervision and Evaluation Fees .............................................................. 0.051%               0.50
 Organizational Costs.................................................................................... 0.485%               4.76
 Other Operating Expenses ............................................................................... 0.036%               0.35
                                                                                                          --------- ---------------
 Total .................................................................................................. 0.653%    $          6.41
                                                                                                          ========= ===============

Example

                                                                                    Cumulative Expenses Paid for Period of:
                                                                                    ---------------------------------------
                                                                                     1 Year   3 Years   5 Years   10 Years
                                                                                     ------   -------   -------   --------
An investor would pay the following expenses on a $1,000 investment, assuming a
5% annual return and redemption at the end of each time period                       $   34   $    83      N/A      N/A

The examples assume reinvestment of all dividends and distributions at the end of each year and utilize a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend;
the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered representations of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.

----------

<F1>The Initial Sales Charge is actually the difference between the Sales Charge
(2.75% of the Public Offering Price) and the Deferred Sales Charge ($0.175 per
Unit) and would exceed 1.00% if the Public Offering Price exceeds $10 per Unit.

<F2>The actual deferred sales charge imposed during the Trust's first year is
$0.0175 per Unit per month, irrespective of purchase or redemption price, deducted during the first year of the Trust. If a holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If Unit price exceeds $10 per Unit, the deferred portion of the sales charge will be less than 1.75%; if Unit price is less than $10 per Unit, the deferred portion of the sales charge will exceed 1.75%. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. Unitholders who do not elect to hold Units subsequent to the first Special Redemption Date will be subject only to this deferred sales charge of $0.175 per Unit imposed during the first year of the Trust.

<F2>In addition to the Deferred Sales Charge set forth above, Unitholders who elect to hold Units subsequent to the first Special Redemption Date will be subject to a deferred sales charge of $0.15 per Unit which will imposed after such date as described under "Public Offering--General" . This would increase the total maximum sales charge for such Unitholders to 4.25% of the Public Offering Price imposed over a two year period.

<F3>Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unitholders--Reinvestment Option" .


THE TRUSTS

--------------------------------------------------------------------------

Van Kampen American Capital Equity Opportunity Trust, Series 69 is comprised of two separate unit investment trusts: Strategic Picks Opportunity Trust, August 1997 Series and Strategic Picks Opportunity Trust-Combined Series, August 1997. The Fund was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust
Agreement" ), dated the date of this Prospectus (the "Initial Date of Deposit" ), among Van Kampen American Capital Distributors, Inc., as
Sponsor, Van Kampen American Capital Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator.


The Strategic Picks Trust offers investors the opportunity to purchase Units representing proportionate interests in a portfolio of actively traded equity securities consisting of ten common stocks selected from the Strategic Picks Subset with the highest dividend yields as of the close of business three business days prior to the Initial Date of Deposit. The Strategic Picks Combined Trust offers investors the opportunity to purchase Units representing proportionate interests in a portfolio of actively traded equity securities of twenty common stocks comprised of the ten stocks in the Strategic Picks Trust and the ten highest dividend yielding stocks in the DJIA as of the close of business three business days prior to the Initial Date of Deposit. See "
Trust Portfolios." These yields are historical and there is no assurance that any dividends will be declared or paid in the future on the Securities in the Trusts. The Trusts may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually. Diversification of assets in a Trust will not eliminate the risk of loss always inherent in the ownership of securities.


On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolios" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units indicated in "Summary of Essential Financial Information" . Unless terminated earlier, the Trusts will terminate on the Mandatory Termination Date set forth under "Summary of Essential Financial Information" and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon either Rollover Notification Date, Unitholders may choose to reinvest their proceeds into a subsequent Series of the Trusts, if available, at a reduced sales charge, to receive a pro rata distribution of the Securities then included in the Trusts (if they own the requisite minimum number of Units) or to receive a cash distribution. At the first Rollover Notification Date Unitholders may also elect to continue their investment in Units through the Mandatory Termination Date (approximately two years following the Initial Date of Deposit). Unitholders who make no election at the first Rollover Notification Date will have their Units redeemed on the first Special Redemption Date and will receive a cash distribution of the proceeds.


Additional Units of the Trusts may be issued at any time by depositing in the Trusts (i) additional Securities, (ii) contracts to purchase securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by the Trusts as a result of the deposit of additional Securities, the aggregate value of the Securities in the Trusts will be increased and the fractional undivided interest in the Trusts represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities or cash with instructions to purchase Securities into the Trusts following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Equity Security in the related Trust's portfolio that existed immediately prior to any such subsequent deposit. Any deposit of additional Equity Securities will duplicate, as nearly as is practicable, this actual proportionate relationship and not the original proportionate relationship on the Initial Date of Deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trusts will pay the associated brokerage fees.

Each Unit initially offered represents an undivided interest in the related Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

OBJECTIVES AND SECURITIES SELECTION

--------------------------------------------------------------------------
The objective of each Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio which contains common stocks selected through the following processes.

The portfolio of the Strategic Picks Trust is selected by implementing the following investment strategy. Beginning with the MSCI USA Index, all stocks of companies in the financial or utility sectors and stocks included in the Dow Jones Industrial Average are removed. This pool of stocks is screened for only those companies that have positive one- and three-year sales and earnings growth rates and two years positive dividend growth. The remaining stocks are ranked highest to lowest by annual trading volume and only the top 75% are retained. The remaining stocks, which then comprise the "Strategic Picks Subset," are ranked by dividend yield and the ten highest-yielding stocks are selected for the Strategic Picks Trust portfolio.

The portfolio of the Strategic Picks Combined Trust is selected by combining the ten common stocks in the Strategic Picks Trust with the ten highest dividend yielding common stocks in the Dow Jones Industrial Average as of the close of business three business days prior to the Initial Date of Deposit. Accordingly, the Strategic Picks Combined Trust consists of twenty stocks which represent a combined portfolio of stocks selected through the Strategic Picks investment strategy and the "Dogs of the Dow" investment strategy.

The MSCI USA Index consists of approximately 370 large domestic companies in the United States and has existed since January 1, 1970. Dividend yield is calculated for each Security by annualizing the last quarterly or semi-annual ordinary dividend declared on the Security and dividing the result by its closing sale price three business days prior to the Initial Date of Deposit. This yield is historical and there is no assurance that any dividends will be declared or paid in the future on the Securities.

Investing in indexes is a popular way to try to capture the broad movement of a single market. By refining an index, it may be possible to outperform the general market. The Strategic Picks Trust utilizes a simple strategy: Refine an index of domestic stocks (the MSCI USA Index), remove those that don't meet specific quality tests, pick the most liquid stocks, and choose the ten stocks with the highest dividend yield for the portfolio. This strategy seeks to identify industrial companies that demonstrate high quality, undervalued stock price, high liquidity and historically high dividends.

Morgan Stanley Capital International. Recognized as a world leader in global financial research, Morgan Stanley monitors more than 4,000 companies in 43 countries, representing 80% of the total market value of the world's stock markets. The Morgan Stanley Capital International ("MSCI" ) databases are used as a benchmark by more than 90% of the investment community. With hundreds of analysts located across the globe, Morgan Stanley provides comprehensive research and in-depth knowledge about general markets and specific companies around the world.

Since 1968, MSCI global indices have presented an array of investment opportunities available to the international investor, including indices such as the MSCI USA Index and the MSCI Europe, Australasia and Far East Index
(EAFE). These indices seek to represent an accurate normal portfolio. In addition, index valuation ratios and company-level fundamental data provide tools for the international investor. MSCI believes that local stock exchange indices are not comparable with one another due to differences in the representation of the local market, mathematical formulas, methods of adjusting for capital changes, and base dates. The same criteria and calculation methodology are applied across all MSCI indices. Further, while accounting standards continue to differ according to local customs and practices, fundamental data is analyzed and presented in a uniform and meaningful manner in MSCI indices--allowing investors to compare investment opportunities across markets. Each MSCI country index is constructed so as to minimize double counting, assuring that all industry groups are proportionately represented, and that each country's contribution to the global or regional index is accurately based on its market capitalization.

In 1986, Morgan Stanley acquired the indices and data from Capital International Perspective, S.A. ("CIPSA" ) based in Geneva,
Switzerland. CIPSA has been researching and publishing international indices since 1969 and continues to be solely responsible for the decisions regarding constituent additions and deletions as well as any other methodological modifications to the indices. Morgan Stanley contributes its expertise in technology and the marketing and distribution of the MSCI Indices and publications. Selection of the constituents for MSCI Indices is conducted independent of the Sponsor which has no input regarding the components of any index.

The MSCI USA Index is the exclusive property of Morgan Stanley. Morgan Stanley Capital International is a service mark of Morgan Stanley and has been licensed for use by Van Kampen American Capital Distributors, Inc.

This fund is not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the MSCI USA Index to track general stock market performance. Morgan Stanley is the licensor of certain trademarks, service marks and trade names of Morgan Stanley and of the MSCI USA Index which is determined, composed and calculated by Morgan Stanley without regard to the issuer of this fund or this fund. Morgan Stanley has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the MSCI USA Index. Morgan Stanley is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which Units of this fund is redeemable for cash. Morgan Stanley has no obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.

ALTHOUGH MORGAN STANLEY SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDEX FROM SOURCES WHICH MORGAN STANLEY CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MORGAN STANLEY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The MSCI Index Methodology. While the MSCI index methodology has evolved to capture the growth of the investment universe, the index philosophy has never been compromised to simplify the complicated process of investing: MSCI indices are based on detailed analysis to make it easier for the investor to measure international performance. Constituents are selected for a country index through the following process: (1) Define the "Market" ; (2)
Capture 60% of the market capitalization of the country across all industry groups; (3) Select the most liquid securities within each industry; (4) Select stocks with sufficient free float; (5) Avoid cross-ownership; and (6) Apply full market capitalization weights. In the case of the MSCI USA Index, which is the foundation for the Strategic Picks Trust investment strategy, these criteria are applied within the United States market.

The initial research for the MSCI Indices covers the full breadth of the global equity securities market. Country specialists track the evolution of both listed and unlisted shares of domestically listed companies in nearly every country in the world. Based in Geneva, these country teams collect share, pricing, ownership, float and liquidity data for effectively all companies worldwide. Sources for this information are local stock exchanges and brokerage firms, newspapers, and company contacts. From this master matrix, the total country market capitalization is adjusted for double-counting and non-domiciled companies. All of the companies within this research coverage are eligible for inclusion in the MSCI indices except non-domiciled companies, investment trusts and mutual funds.

Once the total country market capitalization is analyzed, 60% of the capitalization of each industry group and thus 60% of the entire market is targeted for each MSCI index. This ensures that the index reflects the industry characteristics of the overall market, and permits the construction of accurate regional and global industry indices. Research coverage in MSCI products and publications extends beyond the index coverage (60%) to capture 80% of the market for each country. This coverage includes daily performance as well as monthly valuation ratios and summarized financial statement data. When selecting the constituents of an index, the most effective industry classification is used--either the local convention or the MSCI schema of 58 industry groups--in order to mirror the industry characteristics of the local market. Once the selection process is complete, the index constituents are re-classified into the MSCI schema of 58 industries and 8 economic sectors in order to facilitate cross-country comparisons. The MSCI classification schema has been adopted by Reuters for their industry classification. Securities are selected to represent an industry based on size and the portion of earnings and revenues attributable to that industry group. Even within an industry the goal is to represent the full diversity of business segments. An industry representation may exceed the 60% target because one or two large companies dominate an industry. Similarly, an industry may fall below the 80% level under conventional analysis because its companies lack good liquidity and float, or because of extensive cross-ownership.

A goal of the MSCI index construction process is to select the most liquid stocks within each industry group, all other things being equal, since liquidity is necessary but not sole determinant for inclusion in the index. Liquidity is monitored by monthly average trading value over time in order to determine normal levels of volume, excluding temporary peaks and troughs. A stock's liquidity is significant not only in absolute terms, but also relative to its market capitalization and to average liquidity for the country as a whole.

Float is monitored for every security in the market, and low float (a small percentage of shares freely tradable) may exclude a stock from consideration in the index. But float can be difficult to determine: in some markets good sources are generally not available; in other markets, information on smaller and less prominent issues can be subject to error and time lags. Government ownership and cross-ownership positions can change over time and are not always made public. Float also tends to be defined differently depending on the source. Thus, evaluations of float run the risk of penalizing those markets that have good disclosure, regardless of the actual degree of availability of shares. As with liquidity, sufficient float is an important consideration, not an inflexible rule.

Cross-ownership occurs when one company has a significant ownership in another company in the same country. In situations where cross-ownership is substantial, including both companies in an index can skew industry weights, distort country-level valuations (such as country price-earnings and price-book value ratios) and overstate a country's true market size. An integral part of the country research function is identifying cross ownerships in order to avoid or minimize them. Country specialists in Geneva do much of the cross-ownership identification through researching company reports, local newspapers and stock exchange data.

All standard MSCI indices are weighted by each company's full market capitalization (both listed and unlisted shares). This approach has the significant advantage of objectivity--the number of shares outstanding for a company is a constituent figure for companies around the world and is easily agreed upon and obtainable. Full market capitalization weighting is favored to other weighting schemes for both theoretical and practical reasons: (a) it is impossible to judge whether a position which is currently in firm hands might be available in the future; (b) the quality and timeliness of information on float varies from market to market and adjustments penalize those markets with the highest standards of disclosure; (c) the most serious consequence of float limitations is limited liquidity which can be monitored objectively; much effort is spent in researching and monitoring these factors when selecting constituents for each country index but once a security is selected, it is included in the index at its full market value. A growing number of very sizable companies have been brought or are expected to be brought to the market with modest initial tranches being publicly available. At the same time, the obvious relevance of these companies instantly positions them among the core investment opportunities in their market. In order to allow the MSCI indices to capture this new market trend, in very exceptional cases, a company may be included at a portion of its total market capitalization.

General. Investors will be subject to taxation on the dividend income, if any, received by the Trusts and on gains from the sale or liquidation of Securities. Investors should be aware that there is not any guarantee that the objectives of the Trusts will be achieved because it is subject to the continuing ability of the respective issuers to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Securities will pay dividends on outstanding common shares. Any distribution of income will generally depend upon the declaration of dividends by the issuers of the Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions. See "
Risk Factors" .


The investment strategies utilized by the the Trusts are designed to be implemented on an annual basis. Investors who hold Units through Trust termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust each year. Investors should note that a change in the federal taxation of capital gains was recently enacted that reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 18 months to 20% (10% in the case of certain taxpayers in the lowest federal tax bracket). Unitholders who elect to continue their investment through Trust termination would qualify for such treatment. Unitholders who make no election at the first Special Redemption Date and Unitholders who elect to reinvest into a new series of a Trust at the first Special Redemption Date will not qualify for such treatment but would be subject to a maximum stated marginal federal capital gains tax rate of 28%. See "Federal Taxation" .


Investors should be aware that the Trusts are not "managed" funds and as a result the adverse financial condition of a company will not result in its elimination from a portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration" ). In addition,
Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note in particular that the Securities were selected for inclusion in the Trusts as of three business days prior to the Initial Date of Deposit. Subsequent to this time, the Securities may no longer meet the criteria necessary for inclusion on the Initial Date of Deposit. Should a Security fail to meet such criteria subsequent to this time, such Security will not as a result thereof be removed from the portfolio. In addition, since the Sponsor may deposit additional Equity Securities which were originally selected through this process, the Sponsor may continue to sell Units of the Trusts even though the Equity Securities would no longer be chosen for deposit into the Trusts if the selection process were to be made again at a later time. Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will in most cases be distributed to Unitholders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the portfolios are not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. See "Trust Administration--Portfolio Administration."

Each Trust consists of (a) the Equity Securities (including contracts for the purchase thereof) listed under the related "Portfolio" as may continue to be held from time to time in such Trust, (b) any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on or before the next scheduled distribution date.

TRUST PORTFOLIOS

--------------------------------------------------------------------------
Strategic Picks Opportunity Trust

The Strategic Picks Opportunity Trust consists of a diversified portfolio of 10 different issues of Securities selected from the pre-screened Strategic Picks Subset having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. All of the Securities are listed on a national securities exchange, the NASDAQ National Market System or are traded in the over-the-counter market. The following is a general description of each of the companies that are included in the Strategic Picks Trust.


American Home Products Corporation. American Home Products Corporation is a research-based pharmaceutical and healthcare products company. The company discovers, develops, manufactures and markets prescription drugs and over-the-counter medications. American Home Products is also involved with vaccines, biotechnology, agricultural products, animal health care and medical devices.

Anheuser-Busch Companies, Inc. Anheuser-Busch Companies, Inc. is a diversified corporation whose subsidiaries include a brewery organization, a theme park operator and an aluminum beverage container manufacturer/recycler. The company also has interests in malt production, rice milling, real estate development, turf farming, creative services, metallized and paper label printing, railcar repair and transportation services.

BellSouth Corporation. BellSouth Corporation is a communications services company. The company provides telecommunications, wireless communications, directory advertising and publishing, video, Internet and information services to more than 27 million customers in 20 countries worldwide.

Chrysler Corporation. Chrysler Corporation, and its consolidated subsidiaries, manufactures, assembles and sells cars and trucks under the "Chrysler"
, "Dodge" , "Plymouth" , "Eagle" and "Jeep" brand names and related parts and accessories. The company sells its products primarily in the United States, Canada and Mexico through retail dealerships, most of which are privately owned and financed.

Genuine Parts Company. Genuine Parts Company is a distributor of replacement automobile and industrial parts and office products. The company operates 63 "NAPA" automobile parts warehouse distribution centers in the United
States. Genuine's other products include industrial bearings, power transmission equipment, material handling components, agricultural and irrigation equipment, office furniture, machines and supplies.

Heinz (H.J.) Company. Heinz (H.J.) Company manufactures and markets food products. The company produces ketchup, sauces, vinegar, pickles, canned tuna, pet food, baby food, meat products, corn syrup and other items. Heinz's subsidiary, Weight Watchers International, operates and franchises weight control centers and licenses diet foods to other manufacturers. The company sells its products internationally.

May Department Stores Company. May Department Stores Company, through its various chains of department stores, retails a variety of goods throughout the United States. The company operates approximately 366 department stores in 30 states and the District of Columbia.

PPG Industries, Inc. PPG Industries, Inc. is a global producer of coatings and resins, continuous-strand fiber glass, flat and fabricated glass and chemicals. The company also produces automotive and industrial coatings and aircraft transparencies. PPG produces automotive glass and chlor-alkali and specialty chemicals and architectural finishes.

SBC Communications, Inc. SBC Communications, Inc. is a telecommunications company with wireless customers across the United States, as well as investments in telecommunications businesses in eight countries. The company offers a wide range of services, including local and long-distance telephone service, wireless communications, paging, Internet access, cable TV and messaging and other products and services.

TRW, Inc. TRW, Inc. supplies occupant restraints worldwide. The company produces and supplies a vehicle's total occupant protection system, including the steering wheel, air bag, air bag cover, inflator, air bag module, seat belt systems, sensors and diagnostics. TRW provides advanced technology products and services for automotive and space and defense markets worldwide.



The following table sets forth a comparison of the hypothetical total return of the ten highest yielding common stocks selected in accordance with the investment strategy utilized by the Strategic Picks Trust (the "Strategy Stocks" ) applied on an annual basis with the one-year total returns of all common stocks comprising the S&P 500, the Dow Jones Industrial Average and the MSCI USA Index. It should be noted that the common stocks comprising the Strategy Stocks may not be the same stocks from year to year and may not be the same common stocks as those included in the Strategic Picks Trust.


COMPARISON OF TOTAL RETURNS(1)*

                                                                Standard &        Dow Jones
Year                                           Strategy Stocks  Poor's 500 Index  Industrial Average  MSCI USA Index
                                               ---------------- ----------------- ------------------- -------------------
1977                                                      0.32%           (7.16)%            (12.71)%             (7.11)%
1978                                                     13.26              6.39                2.69                6.00
1979                                                     17.00             18.19               10.52               13.86
1980                                                     40.64             31.52               21.41               27.97
1981                                                      5.09            (4.84)              (3.40)              (3.50)
1982                                                     39.84             20.37               25.79               20.13
1983                                                     17.66             22.31               25.68               21.11
1984                                                     10.89              5.97                1.06                5.71
1985                                                     46.11             31.05               32.78               31.04
1986                                                     34.86             18.54               26.91               17.02
1987                                                     11.38              5.67                6.02                4.41
1988                                                     16.05             16.34               15.95               15.34
1989                                                     31.87             31.21               31.71               30.21
1990                                                      0.52            (3.13)              (0.57)              (1.89)
1991                                                     47.88             30.00               23.93               30.17
1992                                                      2.26              7.43                7.34                7.06
1993                                                      7.32              9.92               16.72                9.82
1994                                                      9.91              1.28                4.95                2.05
1995                                                     38.10             37.11               36.48               37.04
1996                                                     23.90             22.68               28.57               23.36
1997 thru 6/30                                           18.76             20.51               20.12               20.90

* Source: Barron's, Fact Set, Bloomberg, Morgan Stanley Capital International and The Wall Street Journal. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect.

----------

<F1>The Strategy Stocks for each period were identified by ranking the dividend yield for each of the stocks in the Strategic Picks Subset by annualizing the last dividend paid (the last dividend declared was used in cases when the stock was trading ex-dividend as of the last day of the period) and dividing the result by the stock's market value on the first day of trading on the New York Stock Exchange in the period. Total Return for each period was calculated by taking the difference between period-end prices and prices at the end of the following period (adjusted for any stock splits and corporate spinoffs) and adding dividends for the period. If the dividend yield for two companies was the same in any period, the company with the largest market capitalization was utilized. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by the Strategic Picks Trust or Unitholders.

Based on the hypothetical total returns set forth in the table above, the average annual total returns for the Strategy Stocks for the most recent three, five, ten and twenty calendar year periods were 23.4%, 15.6%, 18.0% and 19.8%, respectively. Based on the hypothetical total returns set forth in the table above, the average annual total returns for the S&P 500 for the most recent three, five, ten and twenty calendar year periods were 19.4%, 15.0%, 15.1% and 14.3%, respectively. Based on the hypothetical returns set forth in the table above, the average annual total returns for the DJIA for the most recent three, five, ten and twenty calendar year periods were 22.6%, 18.2%, 16.5% and 14.3%, respectively. Based on the hypothetical returns set forth in the table above, the average annual total returns for the MSCI USA Index for the most recent three, five, ten and twenty calendar year periods were 19.9%, 15.2%, 15.1% and 13.8%, respectively.

The hypothetical returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Strategic Picks Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolio been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the S&P 500, the DJIA and the MSCI USA Index in 8, 8 and 7 of the last 20 calendar years, respectively. There can be no assurance that the Strategic Picks Trust will outperform the S&P 500, the Dow Jones Industrial Average or the MSCI USA Index over the life of such Trust or over consecutive rollover periods, if available. A Unitholder would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns shown above are based for the following reasons: the hypothetical total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the Strategy Stocks and may not be fully invested at all times; and Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

The chart below represents past performance of the Strategy Stocks, S&P 500, the Dow Jones Industrial Average and the MSCI USA Index (but does not represent possible performance of the Strategic Picks Trust which, as indicated above, includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year (including those on stocks trading ex-dividend as of the last day of the year) are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or income taxes. Based on the foregoing assumptions, the average annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period ended December 31, 1996 were 19.8%, 14.3%, 14.3% and 13.8% for the Strategy Stocks, the S&P 500, the Dow Jones Industrial Average and the MSCI USA Index, respectively. There can be no assurance that the Strategic Picks Trust will outperform the S&P 500, the Dow Jones Industrial Average or the MSCI USA Index over its life or over consecutive rollover periods, if available.

Value of $10,000 Invested January 1, 1977

                                                            Standard &  Dow Jones     MSCI
                                             Strategy       Poor's 500  Industrial    USA
Period                                       Stocks         Index       Average       Index
------------------------------------------- -------------- ------------ ------------ ------------
1977                                        $      10,032  $     9,284  $     8,730  $     9,289
1978                                               11,362        9,877        8,965        9,846
1979                                               13,294       11,674        9,908       11,211
1980                                               18,696       15,354       12,029       14,347
1981                                               19,648       14,610       11,620       13,845
1982                                               27,476       17,587       14,617       16,632
1983                                               32,328       21,510       18,366       20,142
1984                                               35,849       22,794       18,565       21,293
1985                                               52,378       29,872       24,650       27,902
1986                                               70,638       35,410       31,286       32,651
1987                                               78,676       37,418       33,170       34,091
1988                                               91,304       43,532       38,460       39,320
1989                                              120,402       57,118       50,656       51,199
1990                                              121,028       55,331       50,362       50,231
1991                                              178,977       71,930       62,414       65,386
1992                                              183,021       77,274       67,001       70,002
1993                                              196,419       84,940       78,217       76,876
1994                                              215,884       86,027       82,089       78,452
1995                                              298,135      117,952      112,043      107,511
1996                                              369,390      144,703      144,065      132,625
1997 thru 6/30                                    438,687      174,374      173,051      160,344


The following table sets forth a comparison of the hypothetical total return of the ten highest yielding common stocks selected in accordance with the investment strategy utilized by the Strategic Picks Trust (the "Strategy Stocks" ) applied on a bi-annual basis with the two-year total returns of all common stocks comprising the S&P 500, the Dow Jones Industrial Average and the MSCI USA Index. It should be noted that the common stocks comprising the Strategy Stocks may not be the same stocks from period to period and may not be the same common stocks as those included in the Strategic Picks Trust.

COMPARISON OF TOTAL RETURNS*

Year End
Period
                                                        Dow Jones
                                      Standard &        Industrial
Ended December 31    Strategy Stocks  Poor's 500 Index  Average       MSCI USA Index
-------------------- ---------------- ----------------- ------------- ------------------
1978                          30.98%           (1.23%)      (10.35%)            (1.54%)
1980                          36.18%            55.44%        34.18%             45.71%
1982                          32.93%            14.54%        21.51%             15.93%
1984                          28.61%            29.61%        27.01%             28.03%
1986                          78.65%            55.35%        68.52%             53.34%
1988                          33.88%            22.94%        22.93%             20.43%
1990                          31.85%            27.10%        30.95%             27.75%
1992                          51.19%            39.66%        33.04%             39.36%
1994                          12.53%            11.33%        22.52%             12.07%
1996                          80.36%            68.21%        75.50%             69.05%
1997 thru 6/30                18.76%            20.51%        20.12%             20.90%

* Source: Barron's, Fact Set, Bloomberg, Morgan Stanley Capital International and The Wall Street Journal. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect.

----------

<F1>The Strategy Stocks for each period were identified by ranking the dividend yield for each of the stocks in the Strategic Picks Subset by annualizing the last dividend paid (the last dividend declared was used in cases when the stock was trading ex-dividend as of the last day of the period) and dividing the result by the stock's market value on the first day of trading on the New York Stock Exchange in the period. Total Return for each period was calculated by taking the difference between period-end prices and prices at the end of the following period (adjusted for any stock splits and corporate spinoffs) and adding dividends for the period. If the dividend yield for two companies was the same in any period, the company with the largest market capitalization was utilized. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by the Strategic Picks Trust or Unitholders.

Based on the hypothetical total returns set forth in the table above, the average annual total returns for the Strategy Stocks for the most recent three, five, ten and twenty calendar year periods were 23.7%, 15.7%, 18.4% and 18.4%, respectively. Based on the hypothetical total returns set forth in the table above, the average annual total returns for the S&P 500 for the most recent three, five, ten and twenty calendar year periods were 19.4%, 15.0%, 15.1% and 14.3%, respectively. Based on the hypothetical returns set forth in the table above, the average annual total returns for the DJIA for the most recent three, five, ten and twenty calendar year periods were 22.6%, 18.2%, 16.5% and 14.3%, respectively. Based on the hypothetical returns set forth in the table above, the average annual total returns for the MSCI USA Index for the most recent three, five, ten and twenty calendar year periods were 19.9%, 15.2%, 15.1% and 13.8%, respectively.

The hypothetical returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Strategic Picks Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolio been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the S&P 500, the DJIA and the MSCI USA Index in 4, 5 and 4 of the last 10 two-year periods, respectively. There can be no assurance that the Strategic Picks Trust will outperform the S&P 500, the Dow Jones Industrial Average or the MSCI USA Index over the life of such Trust or over consecutive rollover periods, if available. A Unitholder would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns shown above are based for the following reasons: the hypothetical total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the Strategy Stocks and may not be fully invested at all times; and Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

The chart below represents past performance of the Strategy Stocks, S&P 500, the Dow Jones Industrial Average and the MSCI USA Index (but does not represent possible performance of the Strategic Picks Trust which, as indicated above, includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a period (including those on stocks trading ex-dividend as of the last day of the period) are reinvested at the end of that period and does not reflect sales charges, commissions, expenses or income taxes. Based on the foregoing assumptions, the average annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period ended December 31, 1996 were 18.4%, 14.3%, 14.3% and 13.8% for the Strategy Stocks, the S&P 500, the Dow Jones Industrial Average and the MSCI USA Index, respectively. There can be no assurance that the Strategic Picks Trust will outperform the S&P 500, the Dow Jones Industrial Average or the MSCI USA Index over its life or over consecutive rollover periods, if available.

Value of $10,000 Invested January 1, 1977

Two Year                        Standard &  Dow Jones     MSCI
Period Ended      Strategy      Poor's 500  Industrial    USA
December 31       Stocks        Index       Average       Index
---------------- ------------- ------------ ------------ ------------
1978             $     13,098  $     9,877  $     8,965  $     9,846
1980                   17,836       15,354       12,029       14,347
1982                   23,709       17,587       14,617       16,632
1984                   30,493       22,794       18,565       21,293
1986                   54,476       35,410       31,286       32,651
1988                   72,932       43,532       38,460       39,320
1990                   96,158       55,331       50,362       50,231
1992                  145,383       77,274       67,001       70,002
1994                  163,593       86,027       82,089       78,452
1996                  295,053      144,703      144,065      132,625
1997 thru 6/30        350,405      174,374      173,051      160,344


Strategic Picks Combined Trust

The Strategic Picks Combined Trust consists of a diversified portfolio of 20 different issues of Securities consisting of the ten stocks in the Strategic Picks Trust and the ten stocks in the DJIA having the highest dividend yield as of the close of business three business days prior to the Initial Date of Deposit. All of the Securities are listed on a national securities exchange, the NASDAQ National Market System or are traded in the over-the-counter market. The following is a general description of each of the companies that are included in the Strategic Picks Combined Trust.


American Home Products Corporation. American Home Products Corporation is a research-based pharmaceutical and healthcare products company. The company discovers, develops, manufactures and markets prescription drugs and over-the-counter medications. American Home Products is also involved with vaccines, biotechnology, agricultural products, animal health care and medical devices.

Anheuser-Busch Companies, Inc. Anheuser-Busch Companies, Inc. is a diversified corporation whose subsidiaries include a brewery organization, a theme park operator and an aluminum beverage container manufacturer/recycler. The company also has interests in malt production, rice milling, real estate development, turf farming, creative services, metallized and paper label printing, railcar repair and transportation services.

A T & T Corporation. A T & T Corporation provides communication services and products. The company's products consist of network equipment and computer systems, which service businesses, consumers, communication services providers and government agencies. A T & T is involved in basic research as well as product and service development and offers a general-purpose credit card and financial and leasing services.

BellSouth Corporation. BellSouth Corporation is a communications services company. The company provides telecommunications, wireless communications, directory advertising and publishing, video, Internet and information services to more than 27 million customers in 20 countries worldwide.

Chevron Corporation. Chevron Corporation is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which consist of exploring for, developing and producing petroleum liquids and natural gas as well as transporting the products. Chevron is also active in the mineral and chemical industry.

Chrysler Corporation. Chrysler Corporation, and its consolidated subsidiaries, manufactures, assembles and sells cars and trucks under the "Chrysler"
, "Dodge" , "Plymouth" , "Eagle" and "Jeep" brand names and related parts and accessories. The company sells its products primarily in the United States, Canada and Mexico through retail dealerships, most of which are privately owned and financed.

Du Pont (E.l.) De Nemours and Company. Du Pont (E.I.) De Nemours and Company is a research and technology-based company offering products including chemicals, polymers, fibers and petroleum. The company serves worldwide markets in the aerospace, agriculture, apparel, automotive, construction, electronics, packaging, refining and transportation industries. Du Pont's brands include "Teflon" and "Lycra" .

Eastman Kodak Company. Eastman Kodak Company develops, manufactures and markets consumer and commercial imaging products. The various segments provide a number of products and services including cameras, photofinishing, film and audiovisual equipment. The company's products and services are offered worldwide.

Exxon Corporation. Exxon Corporation explores for and produces crude oil and natural gas and manufactures petroleum products. The company explores for and mines coal and minerals and transports/sells crude oil, natural gas and petroleum products. Operations are worldwide.

General Motors Corporation. General Motors Corporation manufactures and sells vehicles worldwide under the brands "Chevrolet" , "Buick" , "
Cadillac" , "Oldsmobile" , "Pontiac" , "Saturn" and
"GMC" trucks. The company also offers financing and insurance, mortgage banking, constructs and operates satellites and has other operations.

Genuine Parts Company. Genuine Parts Company is a distributor of replacement automobile and industrial parts and office products. The company operates 63 "NAPA" automobile parts warehouse distribution centers in the United
States. Genuine's other products include industrial bearings, power transmission equipment, material handling components, agricultural and irrigation equipment, office furniture, machines and supplies.

Heinz (H.J.) Company. Heinz (H.J.) Company manufactures and markets food products. The company produces ketchup, sauces, vinegar, pickles, canned tuna, pet food, baby food, meat products, corn syrup and other items. Heinz's subsidiary, Weight Watchers International, operates and franchises weight control centers and licenses diet foods to other manufacturers. The company sells its products internationally.

J.P. Morgan & Company, Inc. J.P. Morgan & Company, Inc., through subsidiaries, offers financial services to corporations, governments, financial institutions, institutional investors, professional firms, privately-held companies and individuals. The company offers loans, advises on mergers, acquisitions and privatizations, underwrites debt and equity issues and deals in government-issued securities worldwide.

May Department Stores Company. May Department Stores Company, through its various chains of department stores, retails a variety of goods throughout the United States. The company operates approximately 366 department stores in 30 states and the District of Columbia.

Merck & Company, Inc. Merck & Company, Inc. manufactures and produces a wide range of human and animal health products and services. The company also has a human health managed presciption drug program. Products include anti-cholesterol, anti-hypertensives, cardiovasculars, anti-inflammatories, vaccines, glaucoma treatments and animal products.

Minnesota Mining & Manufacturing Company. Minnesota Mining & Manufacturing Company is a diversified manufacturer of industrial, commercial and health care products. The company produces and markets more than 60,000 products worldwide.

Philip Morris Companies, Inc. Philip Morris Companies, Inc. has five principal operating companies which include Philip Morris U.S.A., Philip Morris International Inc., Kraft Foods, Inc., Miller Brewing Company and Philip Morris Capital Corporation.

PPG Industries, Inc. PPG Industries, Inc. is a global producer of coatings and resins, continuous-strand fiber glass, flat and fabricated glass and chemicals. The company also produces automotive and industrial coatings and aircraft transparencies. PPG produces automotive glass and chlor-alkali and specialty chemicals and architectural finishes.

SBC Communications, Inc. SBC Communications, Inc. is a telecommunications company with wireless customers across the United States, as well as investments in telecommunications businesses in eight countries. The company offers a wide range of services, including local and long-distance telephone service, wireless communications, paging, Internet access, cable TV and messaging and other products and services.

TRW, Inc. TRW, Inc. supplies occupant restraints worldwide. The company produces and supplies a vehicle's total occupant protection system, including the steering wheel, air bag, air bag cover, inflator, air bag module, seat belt systems, sensors and diagnostics. TRW provides advanced technology products and services for automotive and space and defense markets worldwide.

 The following table sets forth a comparison of the hypothetical total return of the ten highest yielding common stocks selected in accordance with the investment strategy utilized by the Strategic Picks Combined Trust (the " Strategy Stocks" ) on an annual basis with the one year total returns of all common stocks comprising the S&P 500, the Dow Jones Industrial Average and the MSCI USA Index. It should be noted that the common stocks comprising the Strategy Stocks may not be the same stocks from year to year and may not be the same common stocks as those included in the Strategic Picks Combined Trust.


COMPARISON OF TOTAL RETURNS(1)*

                                                                Standard &        Dow Jones
Year                                          Strategy Stocks   Poor's 500 Index  Industrial Average  MSCI USA Index
--------------------------------------------- ----------------- ----------------- ------------------- -------------------
1977                                                    (0.72)%           (7.16)%            (12.71)%             (7.11)%
1978                                                      6.69              6.39                2.69                6.00
1979                                                     14.69             18.19               10.52               13.86
1980                                                     33.94             31.52               21.41               27.97
1981                                                      6.31            (4.84)              (3.40)              (3.50)
1982                                                     32.94             20.37               25.79               20.13
1983                                                     28.21             22.31               25.68               21.11
1984                                                     11.36              5.97                1.06                5.71
1985                                                     37.78             31.05               32.78               31.04
1986                                                     35.32             18.54               26.91               17.02
1987                                                      8.66              5.67                6.02                4.41
1988                                                     20.40             16.34               15.95               15.34
1989                                                     28.48             31.21               31.71               30.21
1990                                                    (3.53)            (3.13)              (0.57)              (1.89)
1991                                                     41.37             30.00               23.93               30.17
1992                                                      5.06              7.43                7.34                7.06
1993                                                     17.13              9.92               16.72                9.82
1994                                                      7.02              1.28                4.95                2.05
1995                                                     37.34             37.11               36.48               37.04
1996                                                     25.98             22.68               28.57               23.36
1997 thru 6/30                                           16.92             20.51               20.12               20.90

* Source: Barron's, Fact Set, Bloomberg, Morgan Stanley Capital International and The Wall Street Journal. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect.

----------

<F1>The Strategy Stocks for each period were identified by separately ranking the dividend yield for each of the stocks in the Strategic Picks Subset and the DJIA by annualizing the last dividend paid (the last dividend declared was used in cases when the stock was trading ex-dividend as of the last day of the period) and dividing the result by the stock's market value on the first day of trading on the New York Stock Exchange in the period. Total Return for each period was calculated by taking the difference between period-end prices and prices at the end of the following period (adjusted for any stock splits and corporate spinoffs) and adding dividends for the period. If the dividend yield for two companies was the same in any period, the company with the largest market capitalization was utilized. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by the Strategic Picks Combined Trust or Unitholders.

Based on the hypothetical total returns set forth in the table above, the average annual total returns for the Strategy Stocks for the most recent three, five, ten and twenty calendar year periods were 22.8%, 17.9%, 18.0% and 18.9%, respectively. Based on the hypothetical total returns set forth in the table above, the average annual total returns for the S&P 500 for the most recent three, five, ten and twenty calendar year periods were 19.4%, 15.0%, 15.1% and 14.3%, respectively. Based on the hypothetical returns set forth in the table above, the average annual total returns for the DJIA for the most recent three, five, ten and twenty calendar year periods were 22.6%, 18.2%, 16.5% and 14.3%, respectively. Based on the hypothetical returns set forth in the table above, the average annual total returns for the MSCI USA Index for the most recent three, five, ten and twenty calendar year periods were 19.9%, 15.2%, 15.1% and 13.8%, respectively.

The hypothetical returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Strategic Picks Combined Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolio been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the S&P 500, the DJIA and the MSCI USA Index in 7, 7 and 6 of the last 20 calendar years, respectively. There can be no assurance that the Strategic Picks Combined Trust will outperform the S&P 500, the Dow Jones Industrial Average or the MSCI USA Index over the life of such Trust or over consecutive rollover periods, if available. A Unitholder would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns shown above are based for the following reasons: the hypothetical total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the Strategy Stocks and may not be fully invested at all times; and Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

The chart below represents past performance of the Strategy Stocks, S&P 500, the Dow Jones Industrial Average and the MSCI USA Index (but does not represent possible performance of the Strategic Picks Combined Trust which, as indicated above, includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year (including those on stocks trading ex-dividend as of the last day of the year) are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or income taxes. Based on the foregoing assumptions, the average annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period ended December 31, 1996 were 18.9%, 14.3%, 14.3% and 13.8% for the Strategy Stocks, the S&P 500, the Dow Jones Industrial Average and the MSCI USA Index, respectively. There can be no assurance that the Strategic Picks Combined Trust will outperform the S&P 500, the Dow Jones Industrial Average or the MSCI USA Index over its life or over consecutive rollover periods, if available.

Value of $10,000 Invested January 1, 1977

                                                            Standard &  Dow Jones     MSCI
                                             Strategy       Poor's 500  Industrial    USA
Period                                       Stocks         Index       Average       Index
------------------------------------------- -------------- ------------ ------------ ------------
1977                                        $       9,929  $     9,284  $     8,730  $     9,289
1978                                               10,593        9,877        8,965        9,846
1979                                               12,148       11,674        9,908       11,211
1980                                               16,271       15,354       12,029       14,347
1981                                               17,297       14,610       11,620       13,845
1982                                               22,993       17,587       14,617       16,632
1983                                               29,479       21,510       18,366       20,142
1984                                               32,826       22,794       18,565       21,293
1985                                               45,227       29,872       24,650       27,902
1986                                               61,200       35,410       31,286       32,651
1987                                               66,496       37,418       33,170       34,091
1988                                               80,062       43,532       38,460       39,320
1989                                              102,859       57,118       50,656       51,199
1990                                               99,233       55,331       50,362       50,231
1991                                              140,286       71,930       62,414       65,386
1992                                              147,378       77,274       67,001       70,002
1993                                              172,616       84,940       78,217       76,876
1994                                              184,725       86,027       82,089       78,452
1995                                              253,701      117,952      112,043      107,511
1996                                              319,613      144,703      144,065      132,625
1997 thru 6/30                                    373,843      174,374      173,051      160,344


The following table sets forth a comparison of the hypothetical total return of the ten highest yielding common stocks selected in accordance with the investment strategy utilized by the Strategic Picks Combined Trust (the " Strategy Stocks" ) applied on a bi-annual basis with the two year total returns of all common stocks comprising the S&P 500, the Dow Jones Industrial Average and the MSCI USA Index. It should be noted that the common stocks comprising the Strategy Stocks may not be the same stocks from period to period and may not be the same common stocks as those included in the Strategic Picks Combined Trust.

COMPARISON OF TOTAL RETURNS(1)*

Two Year
                                                             Dow Jones
                                            Standard &       Industrial
Period Ended December 31    Strategy Stocks Poor's 500 Index Average       MSCI USA Index
--------------------------- --------------- ---------------- ------------- -----------------
1978                                18.97%          (1.23%)      (10.35%)           (1.54%)
1980                                40.53%           55.44%        34.18%            45.71%
1982                                34.73%           14.54%        21.51%            15.93%
1984                                40.64%           29.61%        27.01%            28.03%
1986                                73.35%           55.35%        68.52%            53.34%
1988                                32.69%           22.94%        22.93%            20.43%
1990                                26.86%           27.10%        30.95%            27.75%
1992                                55.87%           39.66%        33.04%            39.36%
1994                                24.30%           11.33%        22.52%            12.07%
1996                                80.36%           68.21%        75.50%            69.05%
1997 thru 6/30                      16.92%           20.51%        20.12%            20.90%

* Source: Barron's, Fact Set, Bloomberg, Morgan Stanley Capital International and The Wall Street Journal. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect.

----------

<F1>The Strategy Stocks for each period were identified by separately ranking the dividend yield for each of the stocks in the Strategic Picks Subset and the DJIA by annualizing the last dividend paid (the last dividend declared was used in cases when the stock was trading ex-dividend as of the last day of the period) and dividing the result by the stock's market value on the first day of trading on the New York Stock Exchange in the period. Total Return for each period was calculated by taking the difference between period-end prices and prices at the end of the following period (adjusted for any stock splits and corporate spinoffs) and adding dividends for the period. If the dividend yield for two companies was the same in any period, the company with the largest market capitalization was utilized. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by the Strategic Picks Combined Trust or Unitholders.

Based on the hypothetical total returns set forth in the table above, the average annual total returns for the Strategy Stocks for the most recent three, five, ten and twenty calendar year periods were 24.2%, 19.8%, 19.4% and 19.0%, respectively. Based on the hypothetical total returns set forth in the table above, the average annual total returns for the S&P 500 for the most recent three, five, ten and twenty calendar year periods were 19.4%, 15.0%, 15.1% and 14.3%, respectively. Based on the hypothetical returns set forth in the table above, the average annual total returns for the DJIA for the most recent three, five, ten and twenty calendar year periods were 22.6%, 18.2%, 16.5% and 14.3%, respectively. Based on the hypothetical returns set forth in the table above, the average annual total returns for the MSCI USA Index for the most recent three, five, ten and twenty calendar year periods were 19.9%, 15.2%, 15.1% and 13.8%, respectively.

The hypothetical returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Strategic Picks Combined Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolio been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the S&P 500, the DJIA and the MSCI USA Index in 2, 4 and 2 of the last 10 two-year periods, respectively. There can be no assurance that the Strategic Picks Combined Trust will outperform the S&P 500, the Dow Jones Industrial Average or the MSCI USA Index over the life of such Trust or over consecutive rollover periods, if available. A Unitholder would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns shown above are based for the following reasons: the hypothetical total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trust may not be able to invest equally in the Strategy Stocks and may not be fully invested at all times; and Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

The chart below represents past performance of the Strategy Stocks, S&P 500, the Dow Jones Industrial Average and the MSCI USA Index (but does not represent possible performance of the Strategic Picks Combined Trust which, as indicated above, includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a period (including those on stocks trading ex-dividend as of the last day of the period) are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or income taxes. Based on the foregoing assumptions, the average annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period ended December 31, 1996 were 19.0%, 14.3%, 14.3% and 13.8% for the Strategy Stocks, the S&P 500, the Dow Jones Industrial Average and the MSCI USA Index, respectively. There can be no assurance that the Strategic Picks Combined Trust will outperform the S&P 500, the Dow Jones Industrial Average or the MSCI USA Index over its life or over consecutive rollover periods, if available.

Value of $10,000 Invested January 1, 1977

Two Year                        Standard &  Dow Jones     MSCI
Period Ended      Strategy      Poor's 500  Industrial    USA
December 31        Stocks       Index       Average       Index
---------------- ------------- ------------ ------------ ------------
1978             $     11,897  $     9,877  $     8,965  $     9,846
1980                   16,719       15,354       12,029       14,347
1982                   22,526       17,587       14,617       16,632
1984                   31,681       22,794       18,565       21,293
1986                   54,920       35,410       31,286       32,651
1988                   72,873       43,532       38,460       39,320
1990                   92,444       55,331       50,362       50,231
1992                  144,097       77,274       67,001       70,002
1994                  179,111       86,027       82,089       78,452
1996                  323,047      144,703      144,065      132,625
1997 thru 6/30        377,706      174,374      173,051      160,344


RISK FACTORS

--------------------------------------------------------------------------
General. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by each issuer's board of directors and have a right to participate in amounts available for distribution by such issuer only after all other claims on such issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in a portfolio may be expected to fluctuate over the life of the Trusts to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trusts may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of the Trusts, will be adversely affected if trading markets for the Equity Securities are limited or absent.


An investment in Units of a Trust will terminate approximately thirteen months from the Initial Date of Deposit unless a Unitholder elects in writing to remain invested in the Trust through the Mandatory Termination Date. If a Unitholder makes no election at the first Special Redemption Date, the Unitholder's Units will be redeemed on such date and the Unitholder will receive cash representing their pro rata portion of the Trust's assets. Unitholders who sell or redeem their Units prior to holding such Units for more than 18 months will not benefit from the reduced federal long-term capital gains tax rate of 20%. For example, Unitholders who elect to become Rollover Unitholders on or prior to the first Special Redemption Date will not benefit from this reduced tax rate. Of course, there can be no assurance that Unitholders will realize capital gains upon the disposition of Units or Securities. Unitholders who elect to hold Units after the first Special Redemption Date should note that this redemption process could cause the value of the Trust to fall below the Minimum Termination Value stated under " Summary of Essential Financial Information" and could result in a termination of the Trust before the Mandatory Termination Date. This could cause a Unitholder who elects to hold Units after the first Special Redemption Date to receive a distribution of Unit proceeds prior to holding such Units for more than 18 months notwithstanding such election.


The Trust Agreement authorizes the Sponsor to increase the size of the Trusts and the number of Units thereof by the deposit of additional Securities, or cash (including a letter of credit) with instructions to purchase additional Securities, in the Trusts and issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trusts will pay the associated brokerage fees.

As described under "Trust Operating Expenses," all of the expenses of the Trusts will be paid from the sale of Securities. It is expected that such sales will be made at the end of the initial offering period and each month thereafter through termination of the Trusts. Such sales will result in capital gains and losses and may be made at times and prices which adversely affect the Trusts. For a discussion of the tax consequences of such sales, see "Federal Taxation."

Unitholders will be unable to dispose of any of the Equity Securities, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trusts and will vote such stocks in accordance with the instructions of the Sponsor. In the absence of any such instructions by the Sponsor, the Trustee will vote such stocks so as to insure that the stocks are voted as closely as possible in the same manner and the same general proportion as are shares held by owners other than the Trusts.

FEDERAL TAXATION

--------------------------------------------------------------------------
General. The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code" ). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units. For purposes of the following discussion and opinion, it is assumed that each Security is equity for federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from the Trust asset when such income is considered to be received by the Trust.

2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Equity Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested (see " Rights of Unitholders--Reinvestment Option" ).

3. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest to the date the Unitholder purchases his Units) in order to determine his tax basis for his pro rata portion of each Security held by the Trust. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unitholders holding securities that are substantially identical to the Securities. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits" . A Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.


4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new Series of the Trusts (the "New Trust" ) will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized.


Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his Units. The deferred sales charge could cause the Unitholder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate shareholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been recently issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.


Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gains (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) are subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding period of the capital assets. In particular, net capital gain, excluding net gain from property held more than one year but not more than 18 months and gain on certain other assets, is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Net capital gain that is not taxed at the maximum marginal stated tax rate of 20% (or 10%) as described in the preceding sentence, is generally subject to a maximum marginal stated tax rate of 28%. The date on which a Unit is acquired (i.e., the "trade date" ) is excluded for purposes of determining the holding period of the Unit. It should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered " conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all Securities represented by a Unit. The Taxpayer Relief Act of 1997 (the "1997 Tax Act" ) includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sale rules.


Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units," under certain circumstances a Unitholder tendering Units for redemption may request an In Kind Distribution. A Unitholder may also under certain circumstances request an In Kind Distribution upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units" . The Unitholder requesting an In Kind Distribution will be liable for expenses related thereto (the "
Distribution Expenses" ) and the amount of such In Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unitholders--Redemption of Units" . As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for federal income tax purposes. The receipt of an In Kind Distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In Kind Distribution will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by the Trust.

Because the Trust will own many Securities, a Unitholder who requests an In Kind Distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an In Kind Distribution are advised to consult their tax advisers in this regard.

As discussed in "Rights of Unitholders--Special Redemption and Rollover in New Trusts," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his Units for Units of the New Trust in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in
Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified by the Internal Revenue Service that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

At the termination of the Trust, the Trustee will furnish to each Unitholder a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

In the opinion of special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders" ) with regard to federal and certain aspects of New
York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

TRUST OPERATING EXPENSES

--------------------------------------------------------------------------
Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Trusts. However, Van Kampen American Capital Investment Advisory Corp., which is an affiliate of the Sponsor, will receive an annual supervisory fee which is not to exceed the amount set forth under "Summary of Essential Financial Information" , for providing portfolio supervisory services for the Trusts. Such fee (which is based on the number of Units outstanding on January 1 of each year except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) may exceed the actual costs of providing such supervisory services for these Trusts, but at no time will the total amount received for portfolio supervisory services rendered to all Series of the Fund and to any other unit investment trusts sponsored by the Sponsor for which the Supervisor provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Supervisor of supplying such services in such year. In addition, American Portfolio Evaluation Services, which is a division of Van Kampen American Capital Investment Advisory Corp., shall receive for regularly providing evaluation services to the Trusts the annual per Unit evaluation fee set forth under "Summary of Essential Financial Information" (which is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) for regularly evaluating the Trust portfolios. The fees set forth herein are payable as described under " General" below. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer
Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "Public Offering--Sponsor and Other Compensation" .

Trustee's Fee. For its services the Trustee will receive the annual per Unit fee from the Trusts set forth under "Summary of Essential Financial Information" (which is based on the number of Units outstanding at the end of the month of such calculation until the end of the initial offering period at which time such calculation is based on the number of Units outstanding on such date). The fees set forth herein are payable as described under " General" below. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trusts is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see " Rights of Unitholders--Reports Provided" and "Trust Administration"
 .


Miscellaneous Expenses. Expenses incurred in establishing each Trust, including the cost of the initial preparation of documents relating to such Trust (including the Prospectus, Trust Agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by each Trust and amortized over one year. The following additional charges are or may be incurred by such Trust:
(a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders,
(f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) accrual of associated with liquidating securities and (h) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees set forth herein are payable as described under "General" below.


General. During the initial offering period of the Trusts, all of the fees and expenses of the Trusts will accrue on a daily basis and will be charged to the related Trust, in arrears, at the end of the initial offering period. After the initial offering period, all of the fees and expenses of the Trusts will accrue on a daily basis and will be charged to the related Trust, in arrears, on a monthly basis on or before the tenth day of each month. The fees and expenses are payable out of the Capital Account of the related Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the related Trust's portfolio. If the balance in the Capital Account is insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell Equity Securities to pay such amounts. It is expected that the balance in the Capital Account will be insufficient to provide for amounts payable by the Trusts and that Equity Securities will be sold from related Trust to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Federal Taxation" .

PUBLIC OFFERING

--------------------------------------------------------------------------

General. Units are offered at the Public Offering Price. During the initial offering period and for secondary market transactions after the initial offering period the Public Offering Price is based on the aggregate underlying value of the Securities in a Trust's portfolio, the initial sales charge described below, and cash, if any, in the Income and Capital Accounts held or owned by such Trust. The initial sales charge is equal to the difference between the total first year sales charge for a Trust (2.75% of the Public Offering Price) and the deferred sales charge imposed prior to the first Special Redemption Date ($0.175 per Unit). The monthly deferred sales charge ($0.0175 per Unit) will begin accruing on a daily basis on September 23, 1997 and will continue to accrue through July 22, 1998. The monthly deferred sales charge will be charged to each Trust, in arrears, commencing October 23, 1997 and will be charged on the 23rd day of each month thereafter through July 23, 1998. In addition, Unitholders who elect to hold Units after the first Special Redemption Date will be subject to an additional deferred sales charge of $0.15 per Unit which will begin accruing on a daily basis commencing October 22, 1998 and will continue to accrue through June 21, 1999; this monthly deferred sales charge will be charged to each Trust, in arrears, commencing November 22, 1998 and will be charged on the 22nd day of each month thereafter through June 22, 1999. If any deferred sales charge payment date is not a business day, the payment will be charged to the Trusts on the next business day. Unitholders will be assessed only that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. The deferred sales charges will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The sales charge assessed to Unitholders during a Trust's first year on a per Unit basis will be 2.75% of the Public Offering Price (2.828% of the aggregate value of the Securities less the deferred sales charge). The total sales charge assessed to each Unitholder who elects to hold Units through termination of a Trust will be 4.25% of the Public Offering Price (4.439% of the aggregate value of the Securities less the deferred sales charge). The sales charge applicable to quantity purchases is reduced on a graduated basis to any person acquiring 5,000 or more Units as follows:


Aggregate Number of Units  Percentage of Sales Charge
Purchased*                 Reduction Per Unit
-------------------------- --------------------------------
5,000 - 9,999 ............                            0.25%
10,000 - 14,999 ..........                            0.50
15,000 - 99,999 ..........                            0.85
100,000 or more...........                            1.75
______________________   .
*The breakpoint sales charges are also applied on a dollar
basis utilizing a breakpoint equivalent in the above table
of $10 per Unit and will be applied on whichever basis is
more favorable to the investor. The breakpoints will be
adjusted to take into consideration purchase orders stated
in dollars which cannot be completely fulfilled due to the
requirement that only whole Units be issued.

The sales charge reduction will primarily be the responsibility of the selling broker, dealer or agent. This reduced sales charge structure will apply on all purchases by the same person from any one dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase
Date" ) or (b) on any day subsequent to the Initial Purchase Date if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchased qualified for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser (" immediate family members" ) will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Unit Distribution" ) by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen American Capital Distributors, Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

During the initial offering period of the Trusts, unitholders of unaffiliated unit investment trusts having an investment objective similar to the investment objective of the Trusts may utilize proceeds received upon termination or upon redemption immediately preceding termination of such unaffiliated trust to purchase Units of the Trusts at the Public Offering Price per Unit less 1%.

During the initial offering period, unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of the Trusts at the Public Offering Price per Unit less 1%.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trusts.


As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities an amount equal to the difference between the total first year sales charge of 2.75% of the Public Offering Price and the deferred sales charge imposed prior to the first Special Redemption Date ($0.175 per Unit) and dividing the sum so obtained by the number of Units outstanding. The Public Offering Price per Unit shall include the proportionate share of any cash held in the Income and Capital Accounts. Such price determination as of the close of the relevant stock market on the day before the Initial Day of Deposit was made on the basis of an evaluation of the Securities prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Thereafter, the Evaluator on each business day will appraise or cause to be appraised the value of the underlying Securities as of the Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day for the Trusts, will be held until the next determination of price. Unitholders who purchase Units subsequent to the Initial Date of Deposit will pay an initial sales charge equal to the difference between the total first year sales charge and the deferred sales charge imposed prior to the first Special Redemption Date ($0.175 per Unit) and will be assessed a deferred sales charge of $0.0175 per Unit on each of the remaining deferred sales charge payment dates as set forth in "Public Offering--General" .
In addition, Unitholders who elect to hold Units after the first Special Redemption Date will be assessed an additional deferred sales charge of $0.01875 per Unit on each of the deferred sales charge payment dates during the Trust's second year as set forth in "Public Offering--General" .
The Sponsor currently does not intend to maintain a secondary market after July 22, 1998.


The aggregate underlying value of the Equity Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

Unit Distribution. During the initial offering period, Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

The Sponsor intends to qualify the Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as set forth in the following table. A portion of such concessions or agency commissions represents amounts paid by the Sponsor to such brokers, dealers and others out of its own assets as additional compensation.

Aggregate Number of     Initial Offering Period Concession or Agency Commission
Units Purchased*        per Unit
----------------------- ----------------------------------------------------------
1 - 4,999                                                                    2.10%
5,000 - 9,999                                                                1.85
10,000 - 14,999                                                              1.60
15,000 - 99,999                                                              1.25
100,000 or more                                                              0.50
____________________
* The breakpoint concessions or agency commissions are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the broker, dealer or agent. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

In addition to the amounts set forth above, during the initial offering period any firm that distributes 500,000 - 999,999 Units of a Trust will receive additional compensation of .025% of the Public Offering Price per Unit; any firm that distributes 1,000,000 - 1,999,999 Units of a Trust will receive additional compensation of .05% of the Public Offering Price per Unit; any firm that distributes 2,000,000 - 2,999,999 Units of a Trust will receive additional compensation of .10% of the Public Offering Price per Unit; any firm that distributes 3,000,000 - 3,999,999 Units of a Trust will receive additional compensation of .15% of the Public Offering Price per Unit; any firm that distributes 4,000,000 - 4,999,999 Units of a Trust will receive additional compensation of .20% of the Public Offering Price per Unit; any firm that distributes 5,000,000 Units or more of a Trust will receive additional compensation of .25% of the Public Offering Price per Unit. Such additional compensation will be paid by the Sponsor out of its own assets at the end of the initial offering period.


Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving
Rollover Unitholders, the total concession or agency commission will amount to 1.1% per Unit (or such lesser amount resulting from quantity sales discounts). For all secondary transactions, the total concession or agency commission will amount to 2.1% per Unit. In addition to the amounts set forth above, for transactions involving Unitholders who elect to hold Units after the first Special Redemption Date the total concession or agency commission will include an additional 1% per Unit which will be paid to the broker, dealer or agent subsequent to the first Special Redemption Date. Notwithstanding anything to the contrary herein, the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction, shall in no case exceed the total sales charge applicable to such transaction.


Certain commercial banks are making Units available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 100 Units except as stated herein. In connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen American Capital trusts or investment strategies utilized by the Trusts (which may show performance net of expenses and charges which the Trusts would have charged) with returns on other taxable investments such as the common stocks comprising the MSCI USA Index, the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. Government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trusts. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged, and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolios are not managed and Unit price and return fluctuate with the value of common stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trusts' relative performance for any future period.


Sponsor and Other Compensation. The Sponsor will receive the gross sales commission equal to 2.75% of the Public Offering Price of the Units (4.25% of the Public Offering Price with respect to sales to Unitholders who elect to hold Units after the first Special Redemption Date), less any reduced sales charge for purchases as described under "General" above. Any such discount provided to investors will be borne by the selling dealer or agent.


In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to the Trusts on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios" . The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities in the Trust portfolios. The Sponsor may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities after a date of deposit, since all proceeds received from purchasers of Units.

Broker-dealers of the Trusts, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor or participate in sales programs by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor paid fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold.

A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

As stated under "Public Market" below, the Sponsor currently intends to maintain a secondary market for Units for the period indicated. In so maintaining a market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.


Public Market. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for the Units offered hereby through July 22, 1998 and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities (computed as indicated under "Offering Price" above and "Rights of Unitholders--Redemption of Units" ). If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units will be able to dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units" . A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Units sold prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale (however, Units sold on or prior to the first Special Redemption Date will not be assessed the unpaid $0.15 per Unit deferred sales charge remaining after such date).


Tax-Sheltered Retirement Plans. Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS

--------------------------------------------------------------------------
Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units will be evidenced by certificates unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP" ) or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

Distributions of Income and Capital. Any dividends received by a Trust with respect to the Equity Securities therein are credited by the Trustee to the Income Account. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds from the sales of Securities to meet redemptions of Units shall be segregated within the Capital Account from proceeds from the sale of Securities made to satisfy the fees, expenses and charges of a Trust.

The Trustee will distribute any income received with respect to any of the Securities on or about the Income Account Distribution Date to Unitholders of record on the preceding Income Record Date. See "Summary of Essential Financial Information" . Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will be distributed on the Capital Account Distribution Date to Unitholders of record on the preceding Capital Account Record Date. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to such Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account. Because dividends are not received by the Trusts at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate from distribution to distribution. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

At the end of the initial offering period and as of the tenth day of each month thereafter, the Trustee will deduct from the Capital Account amounts necessary to pay the expenses of the Trusts (as determined on the basis set forth under "Trust Operating Expenses" ). The Trustee also may withdraw from the Income and Capital Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trusts. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts such amounts as may be necessary to cover redemptions of Units.

It is anticipated that the deferred sales charge will be collected from the Capital Account. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unitholders' deferred sales charge obligations.

Reinvestment Option. Unitholders will initially have each distribution of dividend income, capital gains and/or principal on their Units automatically reinvested in additional Units of the Trusts under the "Automatic
Reinvestment Option" (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). Brokers and dealers who distribute Units to Unitholders pursuant to the Automatic Reinvestment Option may do so through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the available Automatic Reinvestment Option CUSIP. If a broker or dealer decides to continue to utilize the Dividend Reinvestment Service through the Depository Trust Company, the broker or dealer must have access to a PTS terminal equipped with the Elective Dividend System function (EDS) prior to the first Record Date set forth under "Summary of Essential Financial Information" . The second option available is to purchase the appropriate CUSIP for automatic reinvestment. Unitholders receiving Units pursuant to participation in the Automatic Reinvestment Option will be subject to the remaining deferred sales charge payments due on Units (assuming for these purposes such Units had been outstanding during the primary offering period). Unitholders may also elect to receive distributions of dividend income, capital gains and/or principal on their Units in cash. To receive cash, a Unitholder or his or her broker or agent must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the Record Date for which the first distribution is to apply. A Unitholder's election to receive cash will apply to all Units of a Trust owned by such Unitholder and such election will remain in effect until changed by the Unitholder.

Reinvestment plan distributions may be reinvested in Units already held in inventory by the Sponsor (see "Public Offering--Public Market" ) or, until such time as additional Units cease to be issued by a Trust (see "
The Trust" ), distributions may be reinvested in such additional Units. If Units are unavailable in the secondary market, distributions which would otherwise have been reinvested shall be paid in cash to the Unitholder on the applicable Distribution Date.

Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the related Income or Capital Account Distribution Dates. Under the reinvestment plan, the Trust will pay the Unitholder's distributions to the Trustee which in turn will purchase for such Unitholder full and fractional Units and will send such Unitholder a statement reflecting the reinvestment.


Unitholders may also elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any Van Kampen American Capital or Morgan Stanley mutual funds (except for B shares) which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds" .


Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date. Unitholders with an existing Guaranteed Reinvestment Option (GRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new GRO account which allows purchases of Reinvestment Fund shares at net asset value as described above. Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate the reinvestment plan at any time.

Reports Provided. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of the Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held by the Trust and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed as total dollar amounts.

In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as described above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unitholder will be entitled to receive in cash (unless the redeeming Unitholder elects an In Kind Distribution as described below) an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the applicable Evaluation Time the date of tender is the next business day as defined under "Public Offering--Offering Price" and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units redeemed prior to such time as the entire deferred sales charge has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption (however, Units redeemed on or prior to the first Special Redemption Date will not be assessed the unpaid $0.15 per Unit deferred sales charge remaining after such date).


An investment in Units of a Trust will be redeemed on the first Special Redemption Date unless a Unitholder elects in writing to remain invested in the Trust through the Mandatory Termination Date. On the first Rollover Notification Date the Trustee will provide written notice and a form of election to Unitholders of each Trust giving Unitholders the option to (i) have their Units redeemed and reinvest the proceeds into a subsequent Series of the Trust (i.e., become Rollover Unitholders), (ii) receive an In Kind Distribution of Securities in such Trust (if the Unitholder owns at least 1,000 Units) or (iii) continue to hold the Units through the Mandatory Termination Date. Unitholders who do not affirmatively elect in writing on the first Rollover Notification Date to become Rollover Unitholders, to receive an in-kind distribution or to continue to hold Units through the Mandatory Termination Date will have their Units redeemed on the first Special Redemption Date and will receive a cash distribution equal to the Redemption Price per Unit on such date. To be effective, any such election must be received by the Trustee no later than five business days prior to the first Special Redemption Date.


The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

Unitholders tendering 1,000 or more Units of a Trust for redemption may request from the Trustee in lieu of a cash redemption an in kind distribution ("In Kind Distribution" ) of an amount and value of Securities per Unit equal to the Redemption Price per Unit as determined as of the evaluation next following the tender. An In Kind Distribution on redemption of Units will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker-dealer at Depository Trust Company. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising the related Trust portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities according to the criteria discussed above.

To the extent that Securities are redeemed in kind or sold, the size of a Trust will be, and the diversity of a Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an In Kind Distribution. See "Federal Taxation" .


The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities, plus or minus cash, if any, in the Income and Capital Accounts. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the initial sales charge) exceeded the values at which Units could have been redeemed by the amounts shown under "Summary of Essential Financial Information" . The Redemption Price per Unit is the pro rata share of each Unit in a Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities and (iii) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) any unpaid deferred sales charge payments (however, Unitholders who redeem their Units on or prior to the first Special Redemption Date will not be assessed the unpaid $0.15 per Unit deferred sales charge remaining after such date). The Evaluator may determine the value of the Equity Securities in the following manner: if the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.


The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.


Special Redemption and Rollover in New Trusts. It is expected that a special redemption will be made of all Units held by any Unitholder (a "Rollover Unitholder" ) who affirmatively notifies the Trustee in writing that he desires to rollover his Units by either Rollover Notification Date specified in the "Summary of Essential Financial Information" .

All Units of Rollover Unitholders will be redeemed on the related Special Redemption Date and the underlying Securities will be distributed to the Distribution Agent on behalf of the Rollover Unitholders. On the related Special Redemption Date (as set forth in "Summary of Essential Financial Information" ), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent will attempt to sell the Securities as quickly as is practicable on the appropriate Special Redemption Date. The Sponsor does not anticipate that the period will be longer than one day given that the Securities are usually liquid. However, certain of the factors discussed under "Risk Factors" could affect the ability of the Sponsor to sell the Securities and thereby affect the length of the sale period somewhat. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

The Rollover Unitholders' proceeds will be invested in the then current Series of the Trusts (the "New Trust" ), if then being offered, which will contain a portfolio of common stocks selected in accordance with the investment strategies of the Trusts. The proceeds of redemption will be used to buy New Trust units in the portfolio as the proceeds become available.

The Sponsor intends to create a New Trust shortly prior to each Special Redemption Date, dependent upon the availability and reasonably favorable prices of the securities included in the New Trust portfolio, and it is intended that Rollover Unitholders will be given first priority to purchase the New Trust units. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units in a trust portfolio at any time it chooses, regardless of whether all proceeds of the Special Redemption have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in New Trust units will be distributed shortly after the Special Redemption Date.

Any Rollover Unitholder may thus be redeemed out of the Trusts and become a holder of an entirely different unit investment trust in the New Trust with a different portfolio of Securities. The Rollover Unitholders' Units will be redeemed and the distributed Securities shall be sold on the Special Redemption Date. In accordance with the Rollover Unitholders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in the New Trust at the public offering price, including a reduced sales charge.

This process of redemption and rollover into a new trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth potential only for the near term, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption and rollover in new unit investment trusts will be available for each subsequent series of the Fund.

There can be no assurance that the redemption and rollover in the Trusts will avoid any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Securities in the Trusts. The above procedures may be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures.

It should also be noted that Rollover Unitholders may realize taxable capital gains on a Special Redemption and Rollover but, in certain circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in the subsequent Series of the Trusts, no cash would be distributed at that time to pay any taxes. Included in the cash for a Special Redemption and Rollover will be any amount of cash attributable to the last distribution of dividend income; accordingly, Rollover Unitholders also will not have such cash distributed to pay any taxes. See "Federal
Taxation" . Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated will not realize capital gains or losses due to either Special Redemption and Rollover.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor subsequent Series of the Trusts, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the Special Redemption Date would have commenced. The Sponsor may modify the terms of any subsequent Series of the Trusts. The Sponsor may also modify the terms of a Special Redemption and Rollover upon notice to the Unitholders prior to the related Rollover Notification Date specified in the related "Summary of Essential Financial Information" .


TRUST ADMINISTRATION

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Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

Portfolio Administration. The portfolios of the Trusts are not " managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Trusts, however, will not be managed. The Trust Agreement, however, provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of an Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor the retention of such Securities would be detrimental to a Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in such Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Proceeds from the sale of Securities (or any securities or other property received by a Trust in exchange for Equity Securities) are credited to the Capital Account for distribution to Unitholders or to pay fees and expenses of such Trust. Except as stated under "Trust Portfolios" for failed securities and as provided in this paragraph, the acquisition by a Trust of any securities other than the Securities is prohibited.

As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Securities designated by the Supervisor, or if no such designation has been made, in its own discretion, for the purpose of redeeming Units tendered for redemption and the payment of expenses.

To the extent practicable, the Supervisor may (but is not obligated to) designate Securities to be sold by the Trustee in order to maintain the proportionate relationship among the number of shares of individual issues of Equity Securities in a Trust. To the extent this is not practicable, the composition and diversity of the Equity Securities in a Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of units of unit investment trusts which it sponsors in selecting broker/dealers to execute the Trusts' portfolio transactions.

Amendment or Termination. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders representing 51% of the Units of a Trust then outstanding, provided that no such amendment or waiver will reduce the interest in such Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.


An investment in Units of a Trust will terminate on the first Special Redemption Date unless a Unitholder elects in writing to remain invested in the Trust through the Mandatory Termination Date. On the first Rollover Notification Date the Trustee will provide written notice and a form of election to Unitholders of each Trust giving Unitholders the option to (i) have their Units redeemed and reinvest the proceeds into a subsequent Series of the Trust (i.e., become Rollover Unitholders), (ii) receive an In Kind Distribution of the Securities in such Trust (if the Unitholder owns at least 1,000 Units) or (iii) continue to hold the Units through the Mandatory Termination Date. Unitholders who do not affirmatively elect on the first Rollover Notification Date to become Rollover Unitholders, to receive an in-kind distribution or to continue to hold Units through the Mandatory Termination Date will have their Units redeemed on the first Special Redemption Date and will receive a cash distribution equal to the Redemption Price per Unit on such date. To be effective, any such election must be received by the Trustee no later than five business days prior to the first Special Redemption Date. Unitholders who elect to remain invested in a Trust through the Mandatory Termination Date will not receive new Units and will not receive an interest in a new investment. Such Unitholder will continue to hold the same Units and remain invested in the same Trust until the Mandatory Termination Date or until such time as the Unitholder redeems the Units.


Each Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units then outstanding or by the Trustee when the value of the Equity Securities owned by such Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in "Summary of Essential Financial Information." A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Sponsor so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information" .

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sales of the Equity Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders and will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an In Kind Distribution rather than payment in cash upon the termination of the Trusts. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of each of the Securities in the related Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units, Unitholders with 1,000 or more Units not requesting an In Kind Distribution and Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of a Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent Series of the Trusts pursuant to the Rollover Option (see "Rights of Unitholders--Special Redemption and Rollover in New
Fund" ). There is, however, no assurance that units of any new Series of the Trusts will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

Within 60 days of the final distribution, Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distributions thereof to Unitholders in the same manner.

Limitations on Liabilities. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder.

The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. VK/AC Holding, Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD" ).

MSDWD is a global financial services firm with a market capitalization of more than $21 billion which was created by the merger of Morgan Stanley Group Inc. with and into Dean Witter, Discover & Co. on May 31, 1997. MSDWD, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services. As of June 2, 1997, MSDWD, together with its affiliated investment advisory companies, had approximately $270 billion of assets under management, supervision or fiduciary advice.

Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco and Seattle. As of November 30, 1996 the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Trusts or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of March 31, 1997, the Sponsor and its Van Kampen American Capital affiliates managed or supervised approximately $58.45 billion of investment products, of which over $10.85 billion is invested in municipal securities. The Sponsor and its Van Kampen American Capital affiliates managed $47 billion of assets, consisting of $29.23 billion for 59 open-end mutual funds (of which 46 are distributed by Van Kampen American Capital Distributors, Inc.) $13.4 billion for 37 closed-end funds and $4.97 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolios.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trusts. Such records shall include the name and address of, and the number of Units held by, every Unitholder of the Trusts. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided" ). The
Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS

--------------------------------------------------------------------------

Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel for the Trustee.


Independent Certified Public Accountants. The statements of condition and the related securities portfolios at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 69:

We have audited the accompanying statements of condition and the related portfolios of Van Kampen American Capital Equity Opportunity Trust, Series 69 as of August 26, 1997. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.


We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 69 as of August 26, 1997, in conformity with generally accepted accounting principles.


GRANT THORNTON LLP


Chicago, Illinois
August 26, 1997



VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST,SERIES 69
STATEMENTS OF CONDITION
As of August 26, 1997

                                                               Strategic
                                                 Strategic     Picks
INVESTMENT IN SECURITIES                         Picks         Combined
                                                 Trust         Trust
                                                ------------- -------------
Contracts to purchase Securities <F1>...........$     147,129 $     147,347
Organizational costs <F2>.......................       38,277        33,338
                                                ------------- -------------
 Total..........................................$     185,406 $     180,685
                                                ============= =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--...................................
 Accrued organizational costs <F2>..............$      38,277 $      33,338
 Deferred sales charge liability <F3>...........        2,625         2,625
Interest of Unitholders-- ......................
 Cost to investors <F4>.........................      148,650       148,800
 Less: Gross underwriting commission <F4><F5>...        4,146         4,078
                                                ------------- -------------
 Net interest to Unitholders <F4>...............      144,504       144,722
                                                ------------- -------------
 Total..........................................$     185,406 $     180,685
                                                ============= =============

==========

<F1>The aggregate value of the Securities listed under each "Portfolio"
herein and their cost to each Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price" . The contracts to purchase
Securities are collateralized by a letter of credit of $147,129 and $147,347 which has been deposited with the Trustee with respect to the Strategic Picks Trust and the Strategic Picks Combined Trust, respectively.

<F2>Each Trust will bear all or a portion of its organizational costs, which will be deferred and amortized over one year. Organizational costs have been estimated based on a projected Trust size of $20,000,000 and $7,000,000 for the Strategic Picks and Strategic Picks Combined Trusts, respectively. To the extent a Trust is larger or smaller, the estimate will vary. Securities will be sold to pay organizational costs.

<F3>Represents the amount of mandatory distributions from the Trusts on the bases set forth under "Public Offering."

<F4>The aggregate public offering price and the aggregate first year sales charge are computed on the bases set forth under "Public Offering--General" and "Public Offering--Sponsor and Other Compensation" and assume all single transactions involve less than 5,000 Units. For single transactions involving 5,000 or more Units, the sales charge is reduced (see "Public Offering--General" ) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F5>Assumes only the first year sales charge.



STRATEGIC PICKS OPPORTUNITY TRUST, AUGUST 1997 SERIES
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 69)
as of the Initial Date of Deposit: August 26, 1997

                                                                       Estimated
                                                                       Annual          Cost of
Number of                                            Market Value      Dividends per   Securities
Shares        Name of Issuer <F1>                    per Share <F2>    Share <F2>      to Trust <F2>
------------- ------------------------------------- ----------------- ---------------- --------------
199           American Home Products Corporation     $        73.125   $         1.64  $    14,551.88
338           Anheuser-Busch Companies, Inc.                  43.125             1.04       14,576.25
321           BellSouth Corporation                           45.438             1.44       14,585.44
415           Chrysler Corporation                            35.750             1.60       14,836.25
474           Genuine Parts Company                           31.438             0.96       14,901.38
347           Heinz (H.J.) Company                            42.250             1.16       14,660.75
281           May Department Stores Company                   53.125             1.20       14,928.13
232           PPG Industries, Inc.                            63.438             1.32       14,717.50
265           SBC Communications, Inc.                        55.000             1.79       14,575.00
266           TRW, Inc.                                       55.625             1.24       14,796.25
3,138                                                                                  $   147,128.83
=============                                                                          ==============

STRATEGIC PICKS OPPORTUNITY TRUST - COMBINED SERIES,
AUGUST 1997
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 69)
as of the Initial Date of Deposit: August 26, 1997

                                                                             Estimated
                                                                             Annual         Cost of
Number of                                                  Market Value      Dividends per  Securities
Shares        Name of Issuer <F1>                          per Share <F2>    Share <F2>     to Trust <F2>
------------- ------------------------------------------- ----------------- --------------- --------------
99            American Home Products Corporation           $        73.125   $        1.64  $     7,239.38
169           Anheuser-Busch Companies, Inc                         43.125            1.04        7,288.13
185           A T & T Corporation                                   40.250            1.32        7,446.25
160           BellSouth Corporation                                 45.438            1.44        7,270.00
93            Chevron Corporation                                   78.563            2.32        7,306.31
208           Chrysler Corporation                                  35.750            1.60        7,436.00
113           Du Pont (E.l.) De Nemours and Company                 65.500            1.26        7,401.50
112           Eastman Kodak Company                                 66.313            1.76        7,427.00
117           Exxon Corporation                                     62.375            1.64        7,297.88
113           General Motors Corporation                            66.250            2.00        7,486.25
237           Genuine Parts Company                                 31.438            0.96        7,450.69
174           Heinz (H.J.) Company                                  42.250            1.16        7,351.50
66            J.P. Morgan & Company, Inc.                          111.500            3.52        7,359.00
140           May Department Stores Company                         53.125            1.20        7,437.50
78            Merck & Company, Inc.                                 93.500            1.80        7,293.00
80            Minnesota Mining & Manufacturing Company              92.688            2.12        7,415.00
164           Philip Morris Companies, Inc.                         44.938            1.60        7,369.75
116           PPG Industries, Inc.                                  63.438            1.32        7,358.75
133           SBC Communications, Inc.                              55.000            1.79        7,315.00
133           TRW, Inc.                                             55.625            1.24        7,398.13
2,690                                                                                       $   147,347.02
=============                                                                               ==============

NOTES TO PORTFOLIOS

--------------------------------------------------------------------------

<F1>All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on August 25, 1997 and are expected to settle on August 28, 1997. (see "The Trust" ).

<F2>The market value of each of the Equity Securities is based on the closing sale price of each listed Security on the applicable exchange, or on the asked price if not so listed, on the day prior to the Initial Date of Deposit.
Estimated annual dividends are based on the most recently declared dividends. Other information regarding the Securities in the Trusts, as of the Initial
Date of Deposit is as follows:

                                                                            Aggregate
                                                      Profit (Loss) To      Estimated
                                  Cost To Sponsor     Sponsor               Annual Dividends
                                 ------------------- --------------------- --------------------
Strategic Picks Trust            $           147,129 $                  -- $              4,109
Strategic Picks Combined Trust   $           147,347 $                  -- $              4,077


An affiliate of the Sponsor may have participated as issuer, sole underwriter, managing underwriter or member of an underwriting syndicate in a public offering of one or more of the stocks in the Trusts. An affiliate of the Sponsor may serve as a specialist in the stocks in the Trusts on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where such stocks are listed. An officer, director or employee of the Sponsor or an affiliate may be an officer or director of one or more of the issuers of the stocks in the Trusts. An affiliate of the Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any stocks or options relating thereto. The Sponsor, its affiliates, directors, elected officers and employee benefit programs may have either a long or short position in any stock or option of the issuers.

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

TABLE OF CONTENTS

Title                                                   Page
Summary of Essential Financial Information...........      4
The Trusts...........................................      8
Objectives and Securities Selection..................      9
Trust Portfolios.....................................     13
Risk Factors.........................................     26
Federal Taxation.....................................     28
Trust Operating Expenses.............................     32
Public Offering......................................     33
Rights of Unitholders................................     39
Trust Administration.................................     44
Other Matters........................................     49
Report of Independent Certified Public Accountants...     49
Statements of Condition .............................     50
Portfolios...........................................     51
Notes to Portfolios..................................     53

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

When Units of the Trusts are no longer available, or for investors who will reinvest into subsequent series of the Trusts, this Prospectus may be used as a preliminary prospectus for a future series; in which case investors should note the following:

Information contained herein is subject to completion or amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS


August 26, 1997

Van Kampen American Capital
Equity Opportunity Trust, Series 69

Strategic Picks Opportunity Trust, August 1997 Series
Strategic PicksOpportunity Trust-Combined Series, August 1997


\xbe \xbe \xbe  A Wealth of Knowledge A Knowledge of Wealth \xbe \xbe \xbe

VAN KAMPEN AMERICAN CAPITAL

One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056

Please retain this Prospectus for future reference.


                   Contents of Registration Statement

     This Amendment of Registration Statement comprises the following papers and documents:


       The facing sheet
       The Cross-Reference Sheet
       The Prospectus
       The signatures
       The consents of independent public accountants and legal counsel

The following exhibits:

1.1    Copy of Trust Agreement.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of Counsel as to the Federal Income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securites being registered.

4.1    Consent of Interactive Data Corporation

4.2    Consent of Independent Certified Public Acountants.

EX-27  Financial Data Schedules.

                               Signatures

     The Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 69, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7 and Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14 and Series 57 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 69 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 26th day of August, 1997.
                                    Van Kampen American Capital Equity
                                       Opportunity Trust, Series 69

                                    By Van Kampen American Capital
                                       Distributors, Inc.

                                    By Gina M. Costello
                                       Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on August 26, 1997 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

  Signature              Title

Don G. Powell        Chairman and Chief Executive  )
                      Officer                      )


William R. Molinari  President and Chief Operating )
                     Officer

Ronald A. Nyberg     Executive Vice President and  )
                      General Counsel

William R. Rybak     Executive Vice President and  )
                      Chief Financial Officer      )

Gina M. Costello
                                                   (Attorney-in-fact*)


     *An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) and the same is hereby incorporated herein by this reference.